 As filed with the Securities and Exchange Commission on January 18, 2000

                                                Registration No. 333-92559
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ----------

                            AMENDMENT NO. 1 TO

                                 FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                  ----------
                   MODUS MEDIA INTERNATIONAL HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)
                                  ----------

        Delaware                     7379                    04-3357799
     (State or other     (Primary Standard Industrial      (I.R.S. Employer
     jurisdiction of      Classification Code Number)   Identification Number)
    incorporation or
      organization)


                               690 Canton Street
                              Westwood, MA 02090
                                (781) 407-2000
   (Address including zip code, and telephone number including area code, of
                   Registrant's principal executive offices)
                                  ----------
                               TERENCE M. LEAHY
                             Chairman of the Board
                          and Chief Executive Officer
                   Modus Media International Holdings, Inc.
                               690 Canton Street
                              Westwood, MA 02090
                                (781) 407-2000
(Name, address including zip code and telephone number including area code, of agent for service)
                                  Copies to:

         MARK G. BORDEN, ESQ.                 KEITH F. HIGGINS, ESQ.
       PHILIP P. ROSSETTI, ESQ.                    Ropes & Gray
          Hale and Dorr LLP                  One International Place
           60 State Street                 Boston, Massachusetts 02110
     Boston, Massachusetts 02109            Telephone: (617) 951-7000
      Telephone: (617) 526-6000              Telecopy: (617) 951-7050
       Telecopy: (617) 526-5000
                                  ----------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
                                                     Proposed maximum
 Title of each class of    Amount   Proposed maximum    aggregate      Amount of
    securities to be       to be     offering price      offering     registration
       registered        registered  per share (1)       price(1)        fee(2)
----------------------------------------------------------------------------------
Common Stock, $.01 par
 value per share.......  9,200,000       $16.00        $147,200,000    $38,861(3)
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3) Previously paid in connection with the initial filing of this Registration Statement.
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED JANUARY  , 2000

                             8,000,000 Shares

                 [MODUS MEDIA INTERNATIONAL LOGO APPEARS HERE]
                    Modus Media International Holdings, Inc.
                                  Common Stock

                                   ---------

  We are selling 8,000,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 1,200,000 additional shares of our common stock to cover over-allotments.

  This is an initial public offering of common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share, and have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "EMMI".

                                   ---------

  Investing in the common stock involves risks. See "Risk Factors" beginning on page 7.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ---------

                                           Per Share    Total
                                           --------- ------------
Initial Public Offering Price               $        $
Underwriting Discount                       $        $
Proceeds to Modus Media (before expenses)   $        $

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
2000.

                                   ---------

Salomon Smith Barney
          Donaldson, Lufkin & Jenrette
                     Robertson Stephens
                                                      Thomas Weisel Partners LLC

January  , 2000

                       [Inside Front Cover -- Gatefold]

                         A Proven Supply Chain Partner

                                                                   [Intuit logo]

                                                         [Sun MicroSystems logo]

[Microsoft logo]

                                                               [macromedia logo]

                           [network associates logo]

[micron pc.com logo]

                                                                    [2Wire logo]

                        [Electronics for Imaging logo]

[Novell logo]

[photoalley.com logo]

[McAfee logo]                [Meta Creations logo]



                                                               [Media Farm logo]

[beyond.com logo]
                               [FileMaker logo]
                                                  [Palm Computing Platform logo]

                                  [IBM logo]

[ABN-AMRO logo]
                                                                     [AT&T logo]

[Reel.com logo]
                                  [SBC logo]




                     All logos are the trademarks of their respective companies.

                        [Inside Front Cover - Gatefold]

                             Modus Media Worldwide


                         [graphic depicting world map]


                              20 Solution Centers

 North America                      Europe                        Asia Pacific

  California                       France(2)                       Australia
    Idaho                          Ireland(4)                        China
North Carolina                   United Kingdom                      Japan
   Utah(3)                       The Netherlands                   Singapore
  Washington                                                        Taiwan

                              [Modus Media Logo]

                             [Inside Front Cover]

                       Extended Supply Chain Management

                       Customer Relationship Management

[small, circular                   [small, circular photograph of inside
photograph of Web Site             of a response center]

e-Commerce Support Services        Customer Service and Support
Developing Web Storefronts         Electronic Software Licensing Services
with Direct Connections To         Processing Product Returns,
Fulfillment Services               Refunds and Rebates

                          Order Entry and Processing

[small, circular              [small, circular photograph             [small, circular photograph
photograph of solution        of data information                     of currencies from
center operator]              numbers]                                foreign countries]

Order Receipt                 Managing License Programs               Local Tax Calculation
and Entry                     Customer Registration                   Processing Online
Phone, US Mail, Fax           Order Activity Reporting                Payments in Multiple Currencies
Email, and Web Orders


                    Manufacturing and Fulfillment Services

[small, circular              [small, circular photograph             [small, circular photograph
photograph of                 of assembly line in a                   of map of Asia]
CD's]                         warehouse]

Intellectual Property         Kitting and Assembly                    Distribution
Management                    Managing Inventory                      Logistics
Procurement                   and Materials                           Customs and Export
Disk/CD Replication           Picking and Packing                     Compliance
Print On Demand               Warehousing                             Shipping Documentation

[Modus Media Logo]

   You should rely only on the information contained in this prospectus. Modus Media has not authorized anyone to provide you with different information. Modus Media is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Results of Operations and Finan-
 cial Condition..........................................................  20
Business.................................................................  28
Management...............................................................  39
Certain Transactions.....................................................  48
Principal Stockholders...................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  56
Validity of Common Stock.................................................  58
Experts..................................................................  58
Where You Can Find Additional Information................................  58
Index to Consolidated Financial Statements............................... F-1

   Until         2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   The following summary highlights information contained in this prospectus and does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial data and related notes, before making an investment decision.

                           Modus Media International

   We are a leading, global provider of extended supply chain management services for the technology industry. Manufacturers of hardware and software and Internet companies engage us to manage and perform the multiple processes that must occur between the acquisition of materials for their products and the manufacture or assembly, packaging and delivery of those products to their customers. These many discrete processes are traditionally referred to as the supply chain. In addition, we perform services that are at the front end of the supply chain, such as management of orders that customers submit via phone, fax, e-mail and over the web. We also provide post-sale, or back end, services such as tracking of order status and management of product returns. We refer to the traditional supply chain, together with these additional front end and back end processes, as the extended supply chain.

   We have been in operation since 1982 and have built a worldwide infrastructure in 12 countries, consisting of 20 facilities, which we refer to as solution centers, and over 4,500 employees. Our clients include original equipment manufacturers such as Dell, Hewlett Packard, IBM and Sun Microsystems; independent software vendors such as Intuit, Microsoft, Network Associates and Novell; and leading consumer electronics, telecommunications and Internet companies such as Sony, AT&T, E-Stamp and Beyond.com. The length of our relationships with our five leading clients, based on 1999 revenue, has averaged over ten years.

   Companies, particularly in the technology industry, have increasingly sought to engage third parties to provide, or outsource, critical non-core business processes so that they can focus on their core competencies. Market demands for increased productivity have led companies to move beyond outsourcing only their basic production and fulfillment processes to outsourcing all of the business processes involved in their extended supply chains. The goal of extended supply chain management is to link supply and demand as closely as possible in order to reduce costs, minimize business risk and better meet client expectations for performance and quality. We believe that the growth of e-commerce is increasing demand for supply chain outsourcing. According to G2R, a subsidiary of Gartner Group, the market for supply chain management outsourcing is estimated to grow from $17.0 billion in 1998 to $42.2 billion in 2003, representing a compound annual growth rate of 20%.

   We offer a full range of extended supply chain management services that provide our clients with a "one-stop shop" for their outsource requirements. Our capabilities include:

  . an integrated end-to-end solution, which enables our clients to link supply and demand immediately, or in real time, reducing costs and improving efficiency and customer satisfaction;

  . e-commerce support services, which integrate web ordering with fulfillment operations where we manufacture, pack and ship our clients' customer orders;

  . flexible production, which allows us to facilitate the customization of hardware and software products;

  . a global presence, which enables us to reduce time to market, integrate product introductions, and provide local customization and efficient inventory management; and

  . substantial experience in supply chain management, which has earned us a reputation as a trusted part of our clients' supply chains.

   We refer to our services as content manufacturing solutions and e-fulfillment solutions. By content manufacturing solutions, we mean the supply chain management services that we provide to original equipment manufacturers, or OEMs, and independent software vendors, or ISVs. By e-fulfillment solutions, we mean our expanded services that combine some or all of the services we provide in our content manufacturing solutions with additional services that support direct interaction with our clients' customers, who may be end users or retailers. We distinguish our content manufacturing solutions from our e-fulfillment solutions by the manner in which product orders originate. Orders for products that we fulfill through e-fulfillment solutions come directly from end users or retailers, while orders for products that we fulfill through our content manufacturing solutions come from our OEM and ISV clients. While a majority of the orders received through our e-fulfillment solutions currently are submitted by telephone or facsimile, we expect that an increasing portion will be received over the web as we provide more e-fulfillment services and the Internet becomes a more prevalent medium for commerce. To date, we have built more than 40 e-commerce sites for our clients, ranging from web sites for the sale of products, known as storefronts, to online order tracking and order information sites. In some cases, we have built multiple sites for the same client.

   The following shows our principal outsource services:

                                    e-Fulfillment Solutions
Content Manufacturing Solutions
                                    .  Design of web site storefronts and
 .  Management of intellectual          connection of web sites to fulfillment
   property and other content,         operations;
   such as software code;
                                    .  Operating response centers, which
 .  Procurement;                        process orders and inquiries received by
                                       telephone, fax, email and web;
 .  Inventory and other materials
   management;                      .  Processing online payments in multiple
                                       currencies;
 .  Software manufacturing;
                                    .  Handling of product inquiries by
 .  Assembly; and                       clients' customers;

 .  Fulfillment and warehousing.     .  Processing product returns, refunds and
                                       rebates;

                                    .  Reporting on the ordering activities of
                                       our clients' customers; and

                                    .  Providing passwords and registration as
                                       part of our electronic license
                                       distribution services.

   Our strategy is to take advantage of the market trends towards more frequent product introductions; mass customization and growth of e-commerce by implementing strategies to:

                .  Grow our e-fulfillment solutions business;

                .  Expand our services to existing clients;

                .  Capitalize on our global presence and
                   information technology capabilities;

                .  Continue to achieve high ratings in
                   outsourcing industry performance
                   measurements;

                . Improve our financial returns from higher productivity operations that can be expanded efficiently;

                .  Pursue select, high-growth markets and
                   expand client base; and

                .  Pursue strategic acquisitions.

                                  ------------

   We are a Delaware corporation. Our principal executive offices are located at 690 Canton Street, Westwood, Massachusetts 02090 and our telephone number is
(781) 407-2000. Our World Wide Web site address is www.modusmedia.com. This reference is not intended to incorporate the information on our web site into this prospectus.

                                  The Offering

Common stock offered........ 8,000,000 shares
Common stock to be
 outstanding after this
 offering................... 34,006,116 shares
Use of proceeds............. For general corporate purposes, including working capital, payment of debt and potential
                              acquisitions. See "Use of Proceeds."
Proposed Nasdaq National
 Market symbol.............. EMMI

   The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999 and excludes:

  . 6,310,616 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999, with a weighted average exercise price of $1.87 per share, of which options to purchase 1,673,506 shares were then exercisable; and

  . 266,500 shares of common stock reserved for future grant under our stock option plans.

                                  ------------

   Unless specifically stated, the information in this prospectus:

  .  assumes no exercise of the underwriters' over-allotment option;

  . assumes an initial offering price of $15.00 per share, the midpoint of our initial public offering price range;

  . reflects a 2-for-1 stock split which will be effected prior to this offering;

  . assumes the conversion of all shares of non-voting common stock into common stock; and

  . reflects the filing, as of the closing of the offering, of our Second Amended and Restated Certificate of Incorporation, referred to in this prospectus as the restated certificate of incorporation, and the adoption of our Amended and Restated By-Laws, referred to in this prospectus as the restated by-laws, implementing the provisions described below under "Description of Capital Stock--Delaware Law and Certain Charter and By-Law Provisions, Anti-Takeover Effects."

   Modus Media and its logo are trademarks of Modus Media. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                      Summary Consolidated Financial Data

   The following summary historical consolidated financial data should be read along with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and related notes included elsewhere in this prospectus. The as adjusted balance sheet data gives effect to our receipt of the estimated proceeds from the sale of 8,000,000 shares of common stock we are selling in this offering at an assumed public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

                                          Years Ended December 31,
                                 ---------------------------------------------
                                   1996       1997        1998        1999
                                 ---------  ---------  ----------- -----------
                                  (in thousands, except share and per share
                                                    data)
Statement of Operations Data:
Revenue........................  $ 811,905  $ 684,523  $   630,082 $   697,468
Gross profit...................    124,116    119,735      133,902     147,787
Restructuring charges..........    100,883        --           --          --
Operating income (loss)........   (107,675)   (17,014)      17,172      28,554
Income (loss) before income
 taxes.........................   (122,107)   (29,843)      15,012      25,510
Net income (loss)..............  $(111,096) $ (32,667) $    10,747 $    17,960
                                 =========  =========  =========== ===========
Preferred stock dividends,
 net...........................        --         172        5,922      (6,659)
                                            ---------  ----------- -----------
Net income (loss) available to
 common shareholders...........             $ (32,839) $     4,825 $    24,619
                                            =========  =========== ===========
Net income (loss) per share(1):
  Basic........................                        $      0.19 $      0.98
                                                       =========== ===========
  Diluted......................                        $      0.18 $      0.84
                                                       =========== ===========
Number of shares used in per
 share calculations(1):
  Basic........................                         25,497,466  25,227,672
  Diluted......................                         26,144,234  29,428,426
Selected Operating Data:
Depreciation and amortization..  $  28,200  $  26,371  $    18,731 $    17,407
EBITDA(2)......................    (79,475)     9,357       35,903      45,961
Capital expenditures...........     15,800     34,032       12,307      17,168

                                                             As of December 31,
                                                                    1999
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $ 29,759  $ 91,859
Working capital............................................   29,589    91,689
Total assets...............................................  286,610   348,710
Total debt.................................................   56,303     8,603
Total shareholders' equity.................................   43,369   153,169

--------

(1) Prior to the Reorganization on December 15, 1997, as described in Note 2 of the Consolidated Financial Statements, no common shares were outstanding; therefore, income per share data prior to 1998 is not meaningful and has been excluded.

(2) EBITDA is defined as operating income before depreciation and amortization. EBITDA is presented because we believe that EBITDA is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. Our computation of EBITDA may differ from similarly titled computations of other companies.

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide whether to buy our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Because most of our revenue is derived from a small number of key clients, our revenue will be significantly lower than we expect if we cannot keep these clients

   A limited number of our clients account for a substantial portion of our revenue and the loss of any one or more of these clients could cause our revenue to decline below expectations. Our largest eight clients accounted for approximately 63% of our revenue in 1998 and 65% in 1999. Microsoft Corporation accounted for approximately 17% of our revenue in 1997, 23% in 1998 and 26% in 1999. IBM accounted for approximately 14% of our revenue in 1997, 12% in 1998 and less than 10% in 1999. There can be no assurance that our revenue from key clients will not decline in future periods. The loss of a significant amount of business with Microsoft, IBM or any other key client could cause our revenue to decline significantly below our expectations.

If we do not respond rapidly to technological changes, we may lose clients and experience a significant decrease in revenue

   Our clients' products are subject to rapid change as new technologies develop and replace existing products, such as the replacement of CD-ROM technology with DVD technology. In addition, advances in electronic delivery of information, such as broadband online data delivery, when fully developed and accepted in the marketplace, could reduce the need for physical media, which could in turn adversely affect the demand for our services. Also, new technologies for distributing licensed software may be less expensive or more effective than our current services, which could reduce the prices that we are able to charge and could reduce demand for our content manufacturing services. In addition, OEMs are increasingly incorporating more options within the personal computer itself and therefore reducing the number of separate components that must be included in a shipkit. If we do not successfully introduce outsource solutions in response to these and other new trends and technologies, we may lose clients and experience a significant decrease in revenue.

If we fail to meet client expectations, we could lose revenue, incur increased expenses and suffer negative publicity

   Many of our engagements involve technology solutions that are critical to our clients' businesses. Our clients face significant uncertainties in forecasting the demand for their products, and limitations on the size of our facilities, number of our personnel and availability of raw materials could make it difficult for us to respond to their changing product requirements. In addition, any disruption in our e-fulfillment services could adversely affect our clients' ability to conduct commerce on their web sites. Any defects or errors in our solutions, or failure to meet clients' specifications, capacity requirements or expectations, could result in:

  .  delayed or lost revenue due to adverse client reaction;

  .  requirements to provide additional services to a client at no charge;

  . negative publicity about us and our services, which could adversely affect our ability to attract or retain clients; and

  . claims for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by our insurance policies and which may not be limited by contractual terms of our engagement.

Our quarterly revenues and operating results may fluctuate in future periods; any resulting failure to meet market expectations may cause the price of our common stock to decline

   Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter because some of our products and services are relatively new and the future growth of the outsourcing market, and the market for our products and services in particular, is uncertain. If our quarterly revenues or operating results fall below the expectations of investors or public market research analysts, the price of our common stock could decline substantially. Factors that are likely to cause quarterly fluctuations in our operating results include:

  . timing of new product introductions or software releases by our clients or their competitors;

  .  seasonal fluctuations in demand or fluctuations in production;

  . the level of product and price competition that we encounter, including the frequency of changes in pricing policies;

  .  temporary shortages in supply from vendors;

  .  inability to add temporary labor during seasonal peaks;

  . our ability to expand our operations and the amount and timing of expansion-related and infrastructure expenditures;

  . political instability or natural disasters in the countries in which we operate; and

  .  facility or systems disruption.

If Microsoft Corporation were to modify its authorized replicator program in a way that made authorized replicator services less important to OEMs, or if we were to lose authorized replicator status, our revenues may suffer and it may be difficult to attract new business

   We have been designated as an Authorized Replicator (AR) for Microsoft Corporation, which gives us a worldwide license to replicate Microsoft software products and documentation for OEMs who want to bundle licensed software with their hardware products. Failure to maintain AR status, or to render Microsoft AR-related services to OEMs, could result in reduced business and revenues. The AR agreement is renegotiated annually, and the current AR agreement expires on August 31, 2000. Microsoft recently announced that it intends to modify the AR program during the year 2000 for Windows operating system software. The modifications could involve a reduction in the printed materials required by OEMs. There can be no assurance that we will continue as an AR for Microsoft or that we will continue to derive revenues under this program at levels comparable with those realized in the past.

We face substantial competition and our failure to compete successfully will limit our ability to retain and increase our market share

   The market for our services is very competitive. We expect the intensity of competition to continue to increase. Our failure to maintain and enhance our competitive position will limit our ability to maintain and increase our market share, which would result in serious harm to our business. Increased competition may also result in price reductions, reduced gross margins and loss of market share.

   We compete against companies engaged in turnkey printing, hardware assembly, CD and diskette replication and teleservices. In addition to large regional and global competitors, we face competition from numerous local producers and from internal departments of our clients and prospective clients. Additionally, we expect competition to emerge from companies engaged in electronic manufacturing services and logistics services as they attempt to deliver a broader range of services. We compete on the basis of quality, performance, service levels, global capabilities, technology, operational efficiency and price.

   Some of our competitors have substantially greater financial, infrastructure, personnel and other resources than we have. Furthermore, some of our competitors have well established, large and experienced marketing and sales capabilities and greater name recognition than we have, including well established relationships with our current and potential clients. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. They may also develop and promote their services more effectively than we do. Also, we may lose potential clients to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we cannot match. In addition, clients may subject projects to competitive bidding. Our business could also be adversely affected if two or more of our competitors consolidate and offer broader products and services than we do. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

If we are not able to establish client sites where requested, or if we fail to retain key clients at established sites, our client relationships, revenue and expenses could be seriously harmed

   Our clients have, at times, requested that we add capacity or open a facility in locations near their sites. If we elect not to add required capacity at sites near existing clients or establish sites near existing or potential clients, clients may decide to seek alternate outsource suppliers. In addition, if we lose a significant client of a particular site or open a site with the expectation of business that does not materialize, our operations at that site could become uneconomical or significantly less efficient. Any of these events could have a material adverse effect on our client relationships, expenses and revenues.

A decline in the technology sector could reduce our revenue

   A large portion of our revenue comes from clients in the technology sector which is intensely competitive and highly volatile. A decline in the overall performance of the technology sector could adversely affect the demand for our services and reduce our revenues. Additionally, if our clients' products do not gain or do not sustain market acceptance, if PC market demand declines, or if the market share of our technology clients declines or fails to grow at historical levels, demand for our services may decline and we may earn lower than expected revenue.

If the market for extended supply chain management services does not continue to grow, demand for our services would decline and our financial results would suffer

   We derive a substantial portion of our revenue from providing extended supply chain management services. Our business and future growth will depend in large part on the continued growth of the industry trend towards outsourcing extended supply chain management and other business processes. If this trend does not continue, or does not continue at historical levels, demand for our services would decline and our financial results would suffer.

An inability to attract and retain qualified personnel could limit our growth, reduce our operating efficiency and productivity, and increase expenses

   We believe that our success depends largely on our ability to attract and retain highly skilled technical, consulting, managerial, sales and marketing personnel. If we are unable to attract such personnel, we may be unable to meet production schedules and/or complete customer deliveries on time. Our industry is very labor-intensive and has experienced high personnel turnover. If our employee turnover rate increases significantly, our recruiting and training costs could rise and our operating efficiency and productivity could decline. We may not be able to hire or retain the necessary personnel to implement our business strategy. In addition, we may need to pay higher compensation for employees than we currently expect. Individuals with the significant experience and technical skills that we generally require are in very short supply and competition to hire from this limited pool is intense.

Failure to employ a sufficient number of qualified temporary employees during peak demand periods could result in the loss of clients or damage our reputation in the industry

   Our clients often experience both expected and unexpected surges in demand, such as upon the introduction of a new product release, following a special advertising campaign or as a result of seasonal high demand in anticipation of year end holidays. In order to respond to these surges in demand, we employ a large number of skilled temporary employees. There is a very limited supply of temporary workers with the skills required to respond to our customers' needs and requests. If we were unable to obtain the services of such temporary employees, on short notice and in adequate numbers, we might fail to meet the production and distribution requirements of our clients on a timely basis. Any such failure could result in the loss of one or more key clients or could damage our reputation in the industry, which could have an adverse effect on our business.


Our growth could be limited if we are unable to manage and expand our international operations

   Our success depends on our ability to manage and expand our international operations. We currently expect international revenue to account for a significant percentage of our total revenue in the future. Failure to expand our international sales and fulfillment activities could limit our ability to grow.

   We currently conduct business in Taiwan, Singapore, Ireland, the United Kingdom, the Netherlands and other foreign locations, in addition to our North American operations. Sales outside North America accounted for 54%, 55% and 54% of our total revenue for 1997, 1998 and 1999. There are certain risks inherent in conducting international operations, including:

  . added fulfillment complexities in operations, including multiple languages, currencies, bills of materials and stock keeping units;

  .  exposure to currency fluctuations;

  .  longer payment cycles;

  .  greater difficulties in accounts receivable collections;

  . the complexity of ensuring compliance with multiple U.S. and foreign laws, particularly differing laws on intellectual property rights and export control; and

  . labor practices, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences.

   If we are unable to manage these risks, our international sales may decline and our total revenue could decrease below expectations.

Failure to introduce new e-fulfillment solutions or enhancements to existing solutions would impair our future growth

   To be competitive, we must continue to develop and introduce on a timely basis new services, solutions and enhancements for companies with supply chain management and e-fulfillment solution needs. Specifically, we are seeking to expand our e-fulfillment offerings to existing and new clients in areas such as on-line merchandising, electronic order fulfillment and customer relationship management. If we fail to expand oure-fulfillment service offerings to keep pace with our competitors we may lose clients and be unable to obtain new business.

The long and variable sales cycles for our services may cause revenues and operating results to vary significantly from quarter to quarter which could adversely affect our stock price

   Our sales cycle is subject to a number of significant risks, including internal acceptance reviews and the size, scope and timing of the client's needs. Consequently, if sales expected from a specific client in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, due to the relatively large size of particular projects, a lost or delayed sale could result in revenues that are lower than expected. Many of our clients evaluate our services in a deliberative and time-consuming manner, depending on the specific technical capabilities of the client, the size of the engagement and the complexity of the client's network environment. We cannot accurately predict the length of a potential client's pre-purchase evaluation, or whether our investment in pre-purchase time and resources will result in a sale. Our inability to make such predictions may adversely affect our operating results. If our operating results fall below the expectations of securities analysts or investors in some future quarter or quarters, the market price of our common stock is likely to decline.

We may incur substantial inventory expenses if we fail to manage inventory or accumulate the inventory of clients with unsuccessful businesses

   We frequently purchase components of our clients' products based on contracts, purchase orders and, in some cases, our clients' forecasts. At times, we purchase inventory based on internal forecasts in advance of client commitments. We also bear inventory and working capital risk associated with the financial strength of our clients. If we fail to accurately gauge and manage our inventory, or if our clients do not perform as expected, we may accumulate a substantial amount of products or materials that cannot be profitably disposed of, and our operating results may suffer.


Our acquisition strategy could have an adverse effect on our growth rate, operating results and client satisfaction

   A component of our business strategy is the acquisition of, or investment in, complementary businesses, technologies, services or products. An inability to identify, acquire or make investments in promising acquisition candidates on acceptable terms could slow our growth. Competition for these acquisitions or investment targets could also result in increased cost of acquisitions which could adversely affect our results of operations.

   Acquisitions involve a number of risks, including:

  . adverse effects on our reported operating results due to accounting changes associated with the acquisitions;

  .  difficulties in management and integration of the acquired business;

  . increased expenses, including compensation expense resulting from newly hired employees;

  .  diversion of management resources and attention; and

  . potential disputes with sellers of acquired businesses, technologies, services or products.

   Client dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations, which could cause an unanticipated decrease in revenue or earnings.

Our lack of written contracts with some of our clients reduces the predictability of our revenues and inventory expenses because client projects and/or orders could be cancelled or modified on short notice and without penalty

   We do not have written contracts with many of our clients. We frequently operate only on the basis of product orders with no minimum requirements. Accordingly, we may be subject to client cancellation of projects, changes in specifications or requirements or other client modifications for which no written agreement exists. These types of cancellations or changes could result in loss of revenue and/or significant expenditures of resources and funding that we may be unable to recover. In addition, we may be subject to client claims relating to our services that are inconsistent with the original scope and understanding of the parties. When our understanding is not embodied in a written contract, resolution of these claims tends to be more costly and could adversely affect our operating results.

Our existing client contracts allocate a significant amount of the risk from our business arrangements to us which reduces the predictability of our financial results

   Although we work to sign multi-year contracts with our clients, our contracts generally:

  .  permit termination upon relatively short notice by the client;

  .  contain no minimum purchase requirements;

  . do not designate us as the client's exclusive outsource service provider;

  .  do not penalize the client for early termination; and

  . hold us responsible for products which fail to meet the client's specifications.

   As a result, our ability to predict our revenue and inventory expenses may be adversely affected.

We rely upon contractual provisions and trademark laws to protect our proprietary rights, which may not be sufficient to protect our intellectual property

   We rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have pending trademark registration applications for our name and logo in the United States and several foreign countries. Moreover, despite any precautions that we have taken:

  . laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

  . current federal laws that prohibit software copying provide only limited protection from software piracy, and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

  . other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

   Also, the laws of the countries in which we market our services and solutions may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

If our clients' intellectual property is misappropriated or stolen while in our possession, we may become involved in litigation over proprietary rights that could be costly and time consuming

   Many of our agreements require us to indemnify our clients for losses from any claim of misappropriation or theft of their intellectual property while in our possession. Any litigation, brought by us or others, even if without merit, can be time consuming and result in the expenditure of significant financial resources and the diversion of management's time and efforts.

Failure of computer systems and software to be year 2000 compliant could increase our costs, disrupt our services and reduce demand from our clients

   Year 2000 issues may adversely affect our business and our clients' businesses. Many currently installed computer systems and software products were coded to accept or recognize only two digit entries in the date code field. These systems and software products must be able to accept four digit entries in the date code field to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies that were not upgraded to be year 2000 compliant risk system failure or miscalculations causing disruptions of normal business activities.

   If a year 2000 problem is discovered with respect to a solution provided by us, it may be difficult to determine whether the problem relates to services which we have performed or is due to the software or technology of our clients or the services of other providers. Any failure of our material systems or our clients' or vendors' material systems to be year 2000 compliant could have material adverse consequences for us. In addition, we have contractual obligations to some of our clients which contain year 2000 warranties and provide for damages upon any breach of such warranty. If we breach these warranties, and are sued, the damages we might be required to pay could negatively impact our business, financial condition and results of operations. Moreover, we may be subject to other year 2000-related lawsuits, whether or not the services that we have performed are year 2000 compliant. We cannot predict the outcomes of these types of lawsuits.

International laws and regulations may result in unanticipated costs and litigation

   Our plans to expand international operations will increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult to conduct our business. The European Union recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our services, could negatively impact our results of operations.

Our international operations expose us to currency fluctuations in foreign markets, which may result in a loss of revenue or increase in expenses

   Our revenues, materials and labor costs in countries outside the U.S. are denominated in local currency. Therefore, a strengthening of other currencies versus the U.S. dollar may give us potential exposure for currency fluctuations in foreign markets which could result in a loss of overall revenue or increase in expenses. We do not currently engage in currency hedging activities. We have not yet but may in the future experience foreign exchange rate losses, especially to the extent that we do not engage in hedging.

Risks Related to this Offering

Our executive officers and directors could delay or prevent a change in control, which could deprive our stockholders of a premium or adversely affect the price of our stock

   After this offering, our executive officers and directors and their affiliates will together control approximately % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring approval of a majority of our stockholders, including the election and removal of directors and any merger, sale of assets and other significant corporate transactions. This control could have the effect of delaying or preventing a change in control of Modus Media, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of Modus Media or its assets and might affect the market price of our common stock.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock

   After this offering, the board of directors will have the authority to issue
up to    million shares of preferred stock and, without any further vote or action on the part of the stockholders, will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over the rights of the holders of common stock and could adversely affect the price of our common stock. This issuance may make it more difficult for a third party to acquire us or to acquire a majority of our outstanding voting stock even if doing so would be beneficial to our stockholders. We currently have no plans to issue preferred stock.

   Also, our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase Modus Media. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Modus Media. For example, our board of directors will be divided into three classes, only one of which will be elected at each annual meeting. Directors will only be removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of Modus Media and could result in a decline of the market price of our common stock.




Our stock price may be highly volatile which could result in substantial losses for investors purchasing shares in this offering

   The trading price of our common stock is likely to be volatile. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility. As a result, investors in our common stock may experience a decrease in the value of their common stock regardless of our operating performance or prospects. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

   We expect the net proceeds from our sale of 8,000,000 shares of common stock will be approximately $109.8 million at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and our estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $126.5 million.

   We expect to use a portion of the proceeds to repay a $12.7 million note, bearing interest at a rate of 9.5% and maturing upon the closing of this offering, which was issued to R.R. Donnelley in connection with our repurchase of shares of preferred stock on October 14, 1999. We also expect to use a portion of the proceeds to repay the outstanding balance on our revolving line of credit, which was $35.0 million at December 31, 1999. We expect to use the balance of the proceeds for general corporate purposes, including working capital and capital expenditures. We may also use portion of the net proceeds to acquire businesses, products or technologies that are complementary to ours, although no specific acquisitions are currently planned and no portion of the net proceeds has been allocated for any acquisition. Pending such uses of the net proceeds, we intend to invest these proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all of our future earnings, if any, for use in the operation of our business. In addition, the terms of our credit facility restrict our ability to pay dividends.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999. This information is presented:

  .  on an actual basis; and

  . on an as adjusted basis to give effect to our receipt of the estimated proceeds from the sale of 8,000,000 shares of common stock we are selling in this offering at an assumed public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses.

                                                            December 31, 1999
                                                           -------------------
                                                           Actual  As Adjusted
                                                           ------- -----------
                                                             (in thousands)
   Debt:
     Revolving line of credit............................. $35,000  $    --
     Loan payable.........................................  12,700       --
     Mortgage payable.....................................   4,127     4,127
     Capital leases payable...............................   3,406     3,406
     Long term debt.......................................   1,070     1,070
                                                           -------  --------
       Total debt.........................................  56,303     8,603
   Shareholders equity:
     Preferred stock, $.01 par value, with a liquidation
      value of $1,000 per share;
       Authorized--120,000
       Issued and outstanding--none actual; none as
        adjusted..........................................     --        --
     Common stock, $.01 par value
       Authorized--66,000,000 actual; 66,000,000 as
        adjusted
       Issued and outstanding--26,006,116 actual;
        34,006,116 as adjusted............................     260       340
     Additional paid-in capital...........................  14,466   124,186
     Retained earnings....................................  27,911    27,911
     Other comprehensive income (loss)....................     732       732
                                                           -------  --------
       Total shareholders' equity.........................  43,369   153,169
                                                           -------  --------
         Total capitalization............................. $99,672  $161,772
                                                           =======  ========

   The number of shares of common stock is based on the number of shares outstanding as of December 31, 1999 and does not include 1,673,506 shares that could be issued upon the exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $0.39 per share.

                                    DILUTION

   Our net tangible book value as of December 31, 1999, was approximately $40.0 million or approximately $1.54 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets less total liabilities, divided by 26,006,116 shares of common stock outstanding. After giving effect to our issuance and sale of the common stock in this offering (at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and commissions and our offering expenses), our net tangible book value as of December 31, 1999 would have been $149.8 million, or $4.41 per share of common stock. This represents an immediate increase in net tangible book value of $2.87 per share to existing stockholders and an immediate dilution of $10.59 per share to new investors. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $15.00
     Net tangible book value per share before this offering...... $1.54
     Increase in net tangible book value per share attributable to new investors...........................................  2.87
                                                                  -----
   Net tangible book value per share after this offering.........         4.41
                                                                        ------
   Dilution per share to new investors...........................       $10.59
                                                                        ======

   The following table summarizes the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share for shares held by existing stockholders and by new investors (at an assumed initial public offering price of $15.00 per share before deduction of estimated underwriting discounts and commissions and our offering expenses):

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing stockholders... 26,006,116    76%  $ 14,726,000    11%     $ 0.57
   New investors...........  8,000,000    24    120,000,000    89       15.00
                            ----------   ---   ------------   ---
     Total................. 34,006,116   100%   134,726,000   100%
                            ==========   ===   ============   ===

--------

   The table above assumes no exercise of stock options outstanding at December 31, 1999. As of December 31, 1999, there were options outstanding to purchase 6,310,616 shares of common stock at a weighted average exercise price of $1.87 per share and 266,250 shares reserved for future grants under our stock incentive plan. To the extent any of these options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 1999, net tangible book value per share after this offering would be $4.01 and total dilution per share to new investors would be $10.99.

                            SELECTED FINANCIAL DATA

   The consolidated statement of operations data for the fiscal years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data at December 31, 1998 and 1999, are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our independent public accountants. These statements are included elsewhere in this prospectus. The consolidated statement of operations data and consolidated balance sheet data as of and for the year ended December 31, 1996 and the consolidated balance sheet data at December 31, 1997 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statement of operations data and consolidated balance sheet data as of and for the year ended December 31, 1995 are derived from our unaudited consolidated financial statements, which are not included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements, and in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations for these periods. Please be advised that historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results of the entire year.

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and related notes, included elsewhere in this Prospectus.

                                        Years Ended December 31,
                          --------------------------------------------------------
                            1995      1996       1997        1998         1999
                          --------- ---------  ---------  -----------  -----------
                           (in thousands, except share and per share amounts)
Consolidated Statement
 of Operations Data:
Revenue.................  $ 911,500 $ 811,905  $ 684,523  $   630,082  $   697,468
Cost of revenue
 (excluding depreciation
 and amortization)......    721,500   687,789    564,788      496,180      549,681
                          --------- ---------  ---------  -----------  -----------
Gross profit............    190,000   124,116    119,735      133,902      147,787
Selling, general and
 administrative
 expenses...............    114,000   102,708    110,378       97,999      101,826
Depreciation and
 amortization...........     36,200    28,200     26,371       18,731       17,407
Restructuring charges...        --    100,883        --           --           --
Operating income
 (loss).................     39,800  (107,675)   (17,014)      17,172       28,554
Interest expense........      8,686     9,534     16,478        3,882        3,452
Other expense (income),
 net....................      1,600     4,898     (3,649)      (1,722)        (408)
                          --------- ---------  ---------  -----------  -----------
Income (loss) before
 income taxes...........     29,514  (122,107)   (29,843)      15,012       25,510
Provision (benefit) for
 income taxes...........     13,491   (11,011)     2,824        4,265        7,550
                          --------- ---------  ---------  -----------  -----------
Net income (loss).......     16,023  (111,096)   (32,667)      10,747       17,960
Preferred stock
 dividends, net ........        --        --         172        5,922       (6,659)
                                               ---------  -----------  -----------
Net income (loss)
 available to common
 shareholders...........                       $ (32,839) $     4,825  $    24,619
                                               =========  ===========  ===========
Net income (loss) per
 share (1):
 Basic..................                                  $      0.19  $      0.98
                                                          ===========  ===========
 Diluted................                                  $      0.18  $      0.84
                                                          ===========  ===========
Number of shares used in
 per share
 calculations (1):
 Basic..................        --        --         --    25,497,466   25,227,672
 Diluted................        --        --         --    26,144,234   29,428,426
Selected Operating Data:
EBITDA (2) .............  $  76,000 $ (79,475) $   9,357  $    35,903  $    45,961
Capital expenditures....     29,200    15,800     34,032       12,307       17,168

                                               As of December 31,
                                  ---------------------------------------------
                                    1995     1996      1997     1998     1999
                                  -------- --------  -------- -------- --------
                                                 (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.......  $  2,386 $  7,857  $ 29,900 $  8,447 $ 29,759
Working capital (deficit).......    87,733   (1,993)   23,493   43,602   29,589
Total assets....................   394,977  298,071   256,589  291,210  286,610
Long-term debt, net of current
 portion........................    41,770   24,363    21,978   21,641   55,744
Total shareholders' equity......   196,133   82,300    80,989   93,052   43,369

--------

(1) Prior to the Reorganization on December 15, 1997, as described in Note 2 of the Consolidated Financial Statements, no common shares were outstanding; therefore, income per share data prior to 1998 is not meaningful and has been excluded.

(2) EBITDA is defined as operating income before depreciation and amortization. EBITDA is presented because we believe that EBITDA is a widely accepted financial indicator of an entity's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to net income or income from operations, as an indicator of our operating performance or other combined operations or cash flow data prepared in accordance with generally accepted accounting principles, or as an alternative to cash flows as a measure of liquidity. Our computation of EBITDA may differ from similarly titled computations of other companies.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

   The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

 Background

   We are a leading global provider of extended supply chain management solutions to the technology industry. In 1982, we began as the Documentation Services Division of R.R. Donnelley & Sons Company, printing and binding software manuals in the United States. The division's service offerings evolved to include software manufacturing and the assembly and packaging of diskettes, manuals and related hardware accessories into kits. Reflecting its international expansion, the division was renamed Global Software Services in 1993. In April 1995, the division was merged with Corporate Software, Inc., a reseller of software products, to create Stream International Holdings, Inc.

   In late 1996, we restructured our business to become a global provider of supply chain management solutions to the technology industry and, at the same time, we began to reduce our offset printing business by closing or selling certain of our printing facilities. In December 1997, Stream recapitalized and contributed the assets related to our business to a separate company called Modus Media International Holdings, Inc. In January 1998, Stream distributed all of the capital stock of Modus Media to its stockholders and Modus Media became an independent company.

 Revenue

   Revenue is recognized for our services when we ship our client's product or when the service is performed under contracts or purchase orders from our clients. We derive our revenue primarily from:

  .  content manufacturing solutions; and

  .  e-fulfillment solutions.

   Our content manufacturing solutions consist of supply chain management services provided to original equipment manufacturers (OEMs) and independent software vendors (ISVs). These services include management of intellectual property or content, procurement, inventory and materials management, manufacturing, kitting, assembly and fulfillment. Our service fee revenue for our content manufacturing solutions consist primarily of per transaction fees and incremental fees added to the cost of the materials we use in manufacturing and assembly. For example, we procure the components and print and assemble shrink-wrapped software for software vendors and ship the product into the retail channel as directed by the software vendor. For this, we charge a fee for each package we assemble and a markup for the material, CDs, diskettes, hardware shipkits, documentation and packaging that we procure for our clients.

   Our e-fulfillment solutions extend our content manufacturing solutions by combining them with additional services that support direct interaction with our clients' customers. Orders for products that we provide through these solutions come directly from our clients' customers or end users rather than from our OEM and ISV clients. Our e-fulfillment fee revenue consists principally of billings to clients, which may be on the basis of development fees or per transaction fees, including design of website, storefronts, and connection of websites to fulfilment operations. For example, for our clients, we have developed web site storefronts and fulfilled orders placed on the storefront. For this service, we received a flat development fee and a fee for each transaction conducted over the storefront. While a majority of the orders that we fill through our e-fulfillment solutions currently are received by telephone or facsimile, we expect that orders will increasingly be placed over the web as we develop more e-commerce storefronts for our clients and the Internet becomes a more prevalent medium for commerce.

   Components of Costs and Expenses

   Cost of revenue primarily includes salaries and benefits for personnel in our operations groups, costs of billable third-party contractors, materials and freight charges, and other occupancy and operating costs. Materials and freight charges are variable and consist primarily of CDs, instruction manuals and computer peripherals such as keyboards and mice. We expect materials, printing, CD duplication, packaging and labor costs to continue to be a key component of our cost of revenue and expenses.

   All operating expenses, including expenses attributable to technology support, human resource management and other administrative functions that are not allocable to specific client services, are recorded as selling, general and administrative expenses.

 Inventory

   We typically purchase components of our clients' products based on contracts with, or purchase orders from, our clients and, in some cases, on our clients' forecasts. At times, we purchase inventory in advance of providing product assembly, package and fulfillment based on our internal forecasts. We generally have the right to be reimbursed by our client for unused inventory if purchased for a contract or a client purchase order. We also warehouse and manage inventory owned by our clients which are not reflected on our consolidated balance sheet.

Results of Operations

   The following table sets forth for the years ended December 31, 1997, 1998 and 1999, the percentage of consolidated revenue represented by selected items in our consolidated statements of operations:

                                                            Years Ended
                                                           December 31,
                                                         --------------------
                                                         1997    1998   1999
                                                         -----   -----  -----
Revenue................................................. 100.0%  100.0% 100.0%
Cost of revenue (excluding depreciation and
 amortization)..........................................  82.5    78.7   78.8
                                                         -----   -----  -----
  Gross profit..........................................  17.5    21.3   21.2
Operating expenses:
  Selling, general and administrative expenses..........  16.1    15.6   14.6
  Depreciation and amortization.........................   3.9     3.0    2.5
                                                         -----   -----  -----
    Operating income (loss).............................  (2.5)    2.7    4.1
Other expense (income):
  Interest expense......................................   2.4     0.6    0.5
  Other expense (income), net...........................  (0.5)   (0.3)  (0.1)
                                                         -----   -----  -----
    Income (loss) before income taxes...................  (4.4)    2.4    3.7
Provision for income taxes..............................   0.4     0.7    1.1
                                                         -----   -----  -----
  Net income (loss).....................................  (4.8)%   1.7%   2.6%
                                                         =====   =====  =====

Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

 Revenue

   Revenue increased $67.4 million, or 10.7%, to $697.5 million for 1999 from $630.1 million for 1998. This increase was comprised primarily of a 16.0% increase in revenue from content manufacturing solutions, and a 6.6% increase in revenue from e-fulfillment solutions offset by a 53.9% decrease in revenue from offset printing and a deconsolidation of our Japanese and Korean subsidiaries. As a percentage of revenue during these periods, revenue from content manufacturing solutions increased from 73.2% to 76.8%, e-fulfillment solutions revenue 21 decreased from 22.2% to 21.3% and revenue from print services decreased from 4.6% to 1.9%. Growth in revenue came primarily from new clients and from a general increase in the demand for our services as a result of continued strong PC demand and, to a lesser extent, expanding business with existing clients.

   In December 1998, we sold all of the assets at book value of our wholly owned Korean subsidiary to Modus Media Korea Ltd. for a 20% equity interest. Additionally, in December 1998, we sold certain assets at book value from our wholly owned Japanese subsidiary, Modus Media International Kabushiki Kaisha, to Sasatoku Donnelley KK and reduced our equity interest in Sasatoku Donnelley from 60% to 40%. In 1998, we consolidated the results of operations of our Korean and Japanese subsidiaries and, in 1999, we accounted for these entities under the equity method as minority owned investments. In the year ended December 31, 1998, our Japanese and Korean subsidiaries contributed $41.0 million to our revenue and had a net loss of $5.0 million. As a result of the transactions described above, these joint ventures did not contribute to revenues and contributed only $200,000 to our net income in 1999.

 Cost of Revenue

   Cost of revenue increased $53.5 million, or 10.8%, to $549.7 million for 1999 from $496.2 million for 1998. This increase in costs is comprised of a 9.1% increase in salaries and benefits, a 12.0% increase in materials and a 7.1% increase in other costs directly related to the increase in services provided to our clients. As a percentage of revenue, cost of revenue was relatively unchanged at 78.8% 1999 as compared to 78.7% in 1998.

 Gross Profit

   As a result of the foregoing factors, gross profit increased $13.9 million, or 10.4%, to $147.8 million in 1999 from $133.9 million for 1998. As a percentage of revenue, gross profit remained relatively unchanged at 21.2% as compared to 21.3% for 1998.

 Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased $3.8 million, or 3.9%, to $101.8 million for 1999 from $98.0 million for 1998. This increase was primarily attributable to increased staffing and investments in marketing and information technology to support the continued development of business solutions for our clients, as well as expenses related to human resources, including the initiation of our corporate training program, called MMI University. As a percentage of revenue, selling, general and administrative expenses decreased to 14.6% for 1999, as compared to 15.6% during 1998. The decline of these expenses as a percentage of revenue primarily reflects the spreading of these costs over a larger revenue base.

 Depreciation and Amortization

   Depreciation and amortization decreased $1.3 million, or 7.0%, to $17.4 million for 1999 from $18.7 million for 1998. This decrease primarily reflects the deconsolidation of our Japanese and Korean subsidiaries in December 1998.

 Interest Expense

   Interest expense decreased $0.4 million to $3.5 million for 1999 from $3.9 million for 1998, reflecting lower average outstanding debt balances, including capital leases during most of 1999 as compared to 1998.

 Other Income, Net

   Other expense was $0.4 million for 1999 versus other income of $1.7 million in 1998. This change is primarily related to a $2.1 million gain on the sale of an investment in a CD replication company recorded in 1998.

 Income Taxes

   The effective tax rate for 1999 was 29.6% versus 28.4% for 1998. The change in the effective tax rates resulted primarily from changes in the geographical distribution of income and losses. The effective tax rates for 1999 and 1998 were lower than the federal statutory rate primarily due to our continued expansion into markets with lower tax rates.

Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997

 Revenue

   Revenue decreased $54.4 million, or 7.9%, to $630.1 million for 1998 from $684.5 million for 1997. This decrease was comprised primarily of a 7.3% decrease in revenue from content manufacturing solutions, a 2.0% decrease in revenue from e-fulfillment solutions and a 34.5% decrease in revenue from offset printing. The decrease in revenue is primarily related to severe economic conditions and resulting weaker currencies in Asia as well as the elimination of unprofitable offset print businesses in North America. As a percentage of revenue, revenue from content manufacturing solutions increased from 72.7% in 1997 to 73.3% in 1998, revenue from e-fulfillment solutions increased from 20.8% in 1997 to 22.2% in 1998 and revenue from offset printing decreased from 6.5% in 1997 to 4.5% in 1998.

 Cost of Revenue

   Cost of revenue decreased $68.6 million, or 12.1%, to $496.2 million in 1998 from $564.8 million in 1997. This decrease in cost is comprised of a 10.4% decrease in salaries and benefits, a 14.9% decrease in materials and a 4.1% decrease in other costs directly related to the decrease in service revenue to our clients. As a percentage of revenue, cost of revenue decreased to 78.7% in 1998 from 82.5% in 1997. The lower cost as a percentage of revenue primarily reflects the 34.5% decrease in revenue in the offset print business, which has higher costs as a percentage of revenue. In addition, cost of revenue was decreased by our productivity initiatives, such as increased automation, and programs to reduce fixed operating costs.

 Gross Profit

   As a result of the foregoing factors, gross profit increased by $14.2 million, or 11.9%, to $133.9 in 1998 from $119.7 million in 1997. Gross profit as a percentage of revenue increased to 21.3% as compared to 17.5% during these periods.

 Selling, General and Administrative Expenses

   Selling, general and administrative expenses decreased by $12.4 million, or 11.2%, to $98.0 million for 1998 from $110.4 million for 1997. This decrease reflects the elimination of costs associated with the discontinuation of offset printing operations in North America. The decrease also reflects the impact of an $8.0 million charge for the write-off of accounts receivable in 1997 which was associated with discontinuing the relationship with a former client in 1996. As a percentage of consolidated revenue, selling, general and administrative expenses decreased to 15.6% in 1998 as compared to 16.1% in 1997.

 Depreciation and Amortization

   Depreciation and amortization decreased $7.7 million, or 29.2%, to $18.7 million for 1998 from $26.4 million for 1997. This decrease reflects the write-down of certain equipment, intangibles and other long-lived assets in 1997 in connection with our restructuring activities.

 Interest Expense

   Interest expense decreased $12.6 million to $3.9 million for 1998 from $16.5 million for 1997. The decrease in interest expense was primarily attributable to a reduction in indebtedness arising from exchanging our debt to our former parent company, R.R. Donnelley & Sons Company, for preferred stock. In connection with this exchange, we established a new credit facility and discontinued our practice of factoring accounts receivable in North America. During 1997, interest expense included $9.4 million on indebtedness to R.R. Donnelley and $3.5 million on the factoring of receivables.

 Other Income, Net

   Other income decreased $1.9 million to $1.7 million for 1998 from $3.6 million for 1997. This decrease reflects foreign currency losses recorded in 1998, primarily in Asia, in contrast to the foreign currency gains recorded in 1997. In 1998, the foreign currency losses were partially offset by a $2.1 million gain on the sale of an investment.

 Income Taxes

   The effective tax rate for 1998 was 28.4% versus 9.5% for 1997. The increase in the effective tax rates resulted primarily from changes in the geographical distribution of income and losses. The effective tax rates for 1998 and 1997 were lower than the federal statutory rate primarily due to our continued expansion into markets with lower tax rates.

Quarterly Results of Operations

   The following table sets forth selected unaudited statement of operations data for our most recent eight quarterly periods. The lower table presents this data as a percentage of revenue. The unaudited quarterly information has been prepared on the same basis as the annual information and, in the opinion of our management, includes all adjustments necessary to present fairly the information for the quarters presented.

                                  1998 Quarters Ended                       1999 Quarters Ended
                          ----------------------------------------  --------------------------------------
                          March 31   June 30    Sept 30    Dec 31   March 31  June 30   Sept 30    Dec 31
                          --------   --------   --------  --------  --------  --------  --------  --------
                                                      (in thousands)
Revenue.................  $139,377   $135,892   $143,015  $211,798  $157,492  $172,674  $176,069  $191,233
Cost of revenue
 (excluding depreciation
 and amortization)......   112,762    107,972    109,682   165,764   125,617   138,343   137,870   147,851
                          --------   --------   --------  --------  --------  --------  --------  --------
Gross profit............    26,615     27,920     33,333    46,034    31,875    34,331    38,199    43,382
SG&A expenses...........    21,902     22,200     24,700    29,197    25,200    24,774    26,573    25,279
Depreciation and
 amortization...........     4,529      4,824      4,626     4,752     4,389     4,442     4,440     4,136
                          --------   --------   --------  --------  --------  --------  --------  --------
Operating income........       184        896      4,007    12,085     2,286     5,115     7,186    13,967
Other expense (income),
 net....................     1,347      1,309     (1,092)      596       691     1,041       191     1,121
                          --------   --------   --------  --------  --------  --------  --------  --------
Income (loss) before
 taxes..................    (1,163)      (413)     5,099    11,489     1,595     4,074     6,995    12,846
Provision for income
 taxes..................      (329)      (117)     1,448     3,263       408     1,138     1,728     4,276
                          --------   --------   --------  --------  --------  --------  --------  --------
  Net income (loss).....  $   (834)  $   (296)  $  3,651  $  8,226  $  1,187  $  2,936  $  5,267   $ 8,570
                          ========   ========   ========  ========  ========  ========  ========  ========
                                  1998 Quarters Ended                       1999 Quarters Ended
                          ----------------------------------------  --------------------------------------
                          March 31   June 30    Sept 30    Dec 31   March 31  June 30   Sept 30    Dec 31
                          --------   --------   --------  --------  --------  --------  --------  --------
Revenue.................     100.0 %    100.0 %    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenue
 (excluding depreciation
 and amortization)......      80.9       79.5       76.7      78.3      79.8      80.1      78.3      77.3
                          --------   --------   --------  --------  --------  --------  --------  --------
Gross profit............      19.1       20.5       23.3      21.7      20.2      19.9      21.7      22.7
SG&A expenses...........      15.7       16.3       17.3      13.8      16.0      14.3      15.1      13.2
Depreciation and
 amortization...........       3.3        3.6        3.2       2.2       2.8       2.6       2.5       2.2
                          --------   --------   --------  --------  --------  --------  --------  --------
Operating income........       0.1        0.6        2.8       5.7       1.4       3.0       4.1       7.3
Other expense (income),
 net....................       0.9        0.9       (0.8)      0.3       0.4       0.6       0.1       0.6
                          --------   --------   --------  --------  --------  --------  --------  --------
Income (loss) before
 taxes..................      (0.8)      (0.3)       3.6       5.4       1.0       2.4       4.0       6.7
Provision for income
 taxes..................      (0.2)      (0.1)       1.0       1.5       0.3       0.7       1.0       2.2
                          --------   --------   --------  --------  --------  --------  --------  --------
  Net income (loss).....      (0.6)%     (0.2)%      2.6%      3.9%      0.7%      1.7%      3.0%      4.5%
                          ========   ========   ========  ========  ========  ========  ========  ========

   We have historically experienced stronger revenue and earnings in the fourth quarter. This is largely the result of strong fourth quarter personal computer hardware and software sales associated with our client's new product launches and holiday season purchase activity. In addition, we typically experience better operating efficiencies and gross profit in the third and fourth quarters resulting from spreading increased revenue over fixed costs. Other factors that may affect the quarterly results include the following:

  .  the demand for our services;

  .  the level of price competition;

  . timing of new product introductions, software releases and product enhancements by our clients or their competitors; and

  . our ability to attract, train and retain qualified personnel in all areas of our business.

Liquidity and Capital Resources

   We have funded our operations and capital expenditures primarily through cash flows from operations, borrowings under various lines of credit and capital lease arrangements. Currently, we have available an asset-backed revolving line of credit of up to $130 million. This credit facility is collateralized by substantially all of the Company's assets, including shares of its subsidiaries, and the amount available for borrowings is limited to the borrowing base, which is calculated based on eligible receivables, inventory and fixed assets. This credit line expires on December 17, 2001. Borrowings under the line of credit bear interest at rates based on either LIBOR, the lenders' prime rate or the federal funds rate, plus an applicable margin, with commitment fees on the unused portion. At December 31, 1999, the borrowing base was $88.9 million and our outstanding indebtedness on this line of credit was $35.0 million. We are required to meet certain financial covenants and, as of December 31, 1999, we were in compliance with all of these covenants.

   On October 13, 1999, we repurchased all of our outstanding preferred stock, which had an aggregate redemption value of $71.7 million, for $60.2 million. We funded the repurchase with $10.0 million in cash, a loan for $12.7 million and a borrowing of $37.5 million under our existing credit line. In November 1999, we repurchased 1,899,624 outstanding shares of our common stock for a total of $9.9 million. We funded this repurchase primarily with existing cash.

   We have entered into several capital leases that are payable under various terms through 2008. At December 31, 1999, the outstanding lease obligations were $3.4 million.

   Cash provided by operating activities increased by $81.7 million to $75.2 million for 1999 from $6.5 million used in operations for 1998. This increase is mainly attributable to a decrease in receivables resulting from improved collection efforts and improved working capital management. Cash used in operating activities decreased $59.4 million to $6.5 million in 1998 from $52.9 million provided by operations for the same period of 1997. The decrease was attributable to higher working capital requirements resulting from an increase in receivables caused by the discontinuation of our factoring arrangement with R.R. Donnelley, offset by an increase in net income.

   Cash used in investing activities increased $8.9 million to $17.8 million for 1999 from $8.9 million used in investing activities for 1998. This increase is attributable to the increased level of investment in capital improvements such as factory automation, facility expansion, upgraded computer system and the acquisition of a small CD-ROM manufacturing company in Taiwan. In addition, 1998's activity reflected $3.3 million in proceeds from the sale of our investment in a CD-ROM manufacturing company. Cash used in investing activities decreased $13.5 million to $8.9 million in 1998 from $22.4 million in 1997. The higher 1997 investment in capital reflects the expansion of facilities in Ireland and investments in on-demand print equipment in Europe and Asia.

   Cash used in financing activities increased $31.3 million to $37.1 million for 1999 from $5.8 million for 1998. The increase in usage of cash reflects the repurchase of preferred and common stock. Cash used in financing activities during 1998 decreased $5.7 million to $5.8 million in 1998 from $11.5 million in 1997. The usage of cash primarily reflects the pay down of bank debt and capital lease obligations.

   We believe our current cash and cash equivalents, net proceeds from this offering, anticipated cash flows from future operations and existing credit facilities will be sufficient to support our operations, capital expenditures and various repayment obligations under our debt and lease agreements for the next 12 months. However, if funds generated from these sources are insufficient to satisfy our liquidity requirements, we will be required to raise additional funds through public or private offerings. Such financing may not be available in amounts or on terms acceptable to us, if at all. Proceeds from this offering will be used, in part, to repay the outstanding indebtedness under our revolving line of credit and our loan payable to R.R. Donnelley.

 Year 2000 Readiness Disclosure

   The year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any systems that have date sensitive applications may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in system problems or failures. Possible year 2000 worst case scenarios include interruption of significant parts of our business from failures of our and/or third parties' computer systems. Any such failures may have a material adverse impact on future results.

   Our approach to year 2000 readiness included three main areas:

  . Focus on large systems (ERP, finance, email, front-end order entry) followed by a review of hardware, software, and non-information technology systems

  .  Assess vendor and supplier year 2000 readiness

  .  Engage an independent firm to review our year 2000 readiness plan

   As of the end of 1999, we completed an inventory of our internal IT and non-IT systems, assessed the extent to which these systems would be affected, determined whether the affected systems should be repaired, replaced or retired and developed contingency plans. Our plan was reviewed by an independent firm. We implemented our remediations and performed comprehensive tests and refined contingency plans.

   As of the end of 1999, we completed an inventory of our vendors of goods and services. We mailed surveys to these vendors, evaluated their responses and sent follow-up letters, as necessary. Further, we performed year 2000 readiness audits of selected key vendors. We also developed mitigation and contingency plans for those vendors that were considered critical to our business operations.

   During 1999, we completed installing enterprise resource planning systems in each of our solution centers in order to facilitate year 2000 readiness.

   Currently, we have not encountered any significant business interruption from the year 2000 issue on our internal IT and non-IT systems. We will continue to monitor our systems and vendors to ensure that issues do not manifest themselves over next few months. Although we do not anticipate any future significant business interruption, we can give no assurance that such interruption will not occur.

Recent Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We are required to adopt SFAS No. 133, as amended by SFAS No. 137, no later than fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. We plan to adopt this statement in fiscal year 2001. Our management does not believe that the adoption of SFAS No. 133 will have a material effect on our financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

   We are subject to market risk associated with changes in interest rates. Our interest rate exposure is primarily related to borrowings under our line of credit under which the interest rate floats with the market. At December 31, 1999, we had $35.0 million of borrowings under the line.

   We are subject to market risk associated with changes in foreign currency exchange rates. Over 50% of our revenues are derived from international operations. We currently do not act to mitigate our foreign currency rate risk although we are considering entering into contracts to do so.

                                    BUSINESS

   We are a leading, global provider of extended supply chain management services for the technology industry. Manufacturers of hardware and software and Internet companies engage us to manage and perform the multiple processes that must occur between the acquisition of materials for their products and the manufacture or assembly, packaging and delivery of those products to their customers. These many discrete processes are traditionally referred to as the supply chain. In addition, we perform services that are at the front end of the supply chain, such as management of orders that customers submit via phone, fax, email and over the web. We also provide post-sale, or back end, services such as tracking of order status and management of product returns. We refer to the traditional supply chain, together with these additional front end and back end processes, as the extended supply chain. We have been in operation since 1982 and have built a worldwide infrastructure in 12 countries, consisting of 20 centers and over 4,500 people.

Industry Overview

   Companies have increasingly sought to outsource critical non-core business processes so that they can focus on their core competencies. In the early phase of outsourcing, companies contracted with third-party manufacturers to perform basic production and fulfillment processes. More recently, market demands for increased productivity have led companies to outsource additional business processes to external providers whose core competencies include those processes. Technology companies, in particular, have increasingly sought to outsource the business processes involved in their extended supply chains. The supply chain consists of the many steps that must occur between the acquisition of materials for a product to the delivery of that product. These steps include forecasting, procurement, management of inventory and materials, manufacturing and assembly, order fulfillment and distribution. The extended supply chain also includes e-commerce support services and order management as well as customer care, financial transaction management and reporting.

   The goal of extended supply chain management is to supply products consistent with demand in order to reduce costs, minimize financial risk and better meet client expectations for performance and quality. By outsourcing one or more business processes in the extended supply chain, companies seek not merely to improve their productivity and efficiency, but also to use the outsourced business processes as a critical part of their overall competitive strategy. In performing multiple steps of the extended supply chain for its clients, the outsource provider can expand its role from that of a contractor merely supplying products to that of a business partner whose services help the client achieve its strategic objectives.

 Outsourcing Trends

   According to G2R, Inc., a subsidiary of Gartner Group, the market for supply chain management outsourcing is estimated to grow from $17.0 billion in 1998 to $42.2 billion in 2003, representing a compound annual growth rate of 20%. Demand for extended supply chain management services is increasing due to the following market trends:

  . Increased Focus On Core Competencies. The rapid pace of technological change is resulting in more frequent product introductions, which require companies to devote more resources to product innovation and development. By taking advantage of the expertise and technology of outsource providers, companies can focus their own resources on their core competencies such as product development and marketing activities and significantly improve their new product introduction and delivery cycles.

  . Increasing Competitive Pressures. As competitive pressures drive down prices and require improved product performance, companies must improve their operating efficiencies to maintain or increase profitability. Companies can reduce their costs by relying on outsource providers, who can provide services more effectively because of their multiple products and clients. In addition, outsource providers can sell directly to retailers and end users, bypassing the traditional model of selling to distributors. Direct sales eliminate the costs of a middleman and provide a manufacturer with valuable information about its customers.

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

  . Need for Global Capabilities. As companies seek to expand into new markets, and as the Internet offers the opportunity to reach clients cost-effectively throughout the world, there is increasing demand for experienced outsource providers who can offer production and fulfillment capabilities on a global basis. Companies having or seeking a global presence need outsource partners who can support their product offerings and coordinate supply with demand across all geographic markets.

  . Need to Improve Customer Satisfaction. To satisfy customer demand for higher levels of service, companies are providing faster and more accurate delivery and better assistance to customers. Because many companies are unable to efficiently provide customer care on a global basis, they are increasingly relying on outsource providers for customer relationship management.

  . Mass Customization. Customers can now order both hardware and software products that are custom-configured to meet their particular requirements. For example, customers typically order personal computers with different keyboard, storage device and memory options and with different combinations of installed software. Companies selling these products are thus faced with the challenge of supplying customized products both quickly and in large or small quantities. To meet this challenge, companies are increasingly relying on outsource providers that have the capability to manage the product inventories and software content necessary to satisfy these complex requirements.

 e-Commerce Trends

   The growth of e-commerce is also contributing to increased demand for outsourcing of business processes. While e-commerce companies typically have core competencies in on-line merchandising and brand marketing, they often do not have the capability to provide e-commerce solutions that extend to business processes such as order processing, procurement, management of inventory and materials, manufacturing and assembly, fulfillment and customer care. For example, Jupiter Communications estimates that 46% of e-commerce web sites lack immediate, or real-time, integration with an inventory management system, 44% lack real-time integration with call center support and 41% lack real-time integration with a fulfillment system.

   Unlike in the traditional distribution model in which the outsource provider receives orders from the vendor, in the e-commerce model the outsource provider receives orders directly from retailers or end users. The fulfillment of orders placed over the Internet is particularly complex because e-commerce businesses typically facilitate and encourage end users to customize their orders. Adding to this complexity, end users purchasing products through web sites expect that order processing and product delivery will occur with speed and accuracy. The complexity of commerce on the Internet creates an opportunity for outsource providers to manage the extended supply chain for the e-commerce merchant and solidify the merchant's relationships with its customers. The outsource provider can thus provide an entire solution and play a critical role in the e-commerce merchant's competitive strategy.

 Outsource Services

   In order to meet the needs of both traditional vendors and emerging e-commerce vendors for the outsourcing of extended supply chain management processes, an outsource provider must be able to offer services in one or more of the following areas:

  . e-Commerce Support Services, which include the design of web sites for e-commerce transactions, commonly referred to as web site storefronts, the management of commercial transactions conducted on the web and connection to fulfillment operations on an immediate, or real-time, basis;

  . Procurement and Inventory Management, which includes procuring materials at low cost on a just-in-time basis and optimizing levels of inventory so that a client's production requirements can be met without running out of stock and with minimal inventory risk;

  . Manufacturing, which includes setting production levels to meet planned and unplanned changes in demand and producing the ordered products quickly and accurately;

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

  . Fulfillment, which includes all of the steps necessary to execute a transaction, ranging from taking orders to arranging for delivery of the ordered products quickly and to the correct destination; and

  . Customer Relationship Management, which includes providing reliable and timely information regarding the shipment and status of ordered products and answering customer questions regarding orders, shipping, billing, returns and product information.

   While many outsource providers offer one or more of these services, there are few providers that can offer all of these services on a globally integrated basis. Companies seeking to outsource a significant portion of their business processes require a provider that has the technology and expertise to seamlessly integrate these complex business processes with their own operations. The outsource provider is often a direct link between two of the most valuable assets of a company, namely its products and its customers. As a result, the outsource provider must have the experience and expertise necessary to earn and maintain the trust of the company as a reliable and integral part of its supply chain.

The Modus Media Solution

   We offer a broad range of extended supply chain management services that enable our clients to focus on their core competencies, improve their productivity and tailor their supply chain processes to achieve a competitive advantage. The Modus Media solution includes the following:

  . Integrated Services. We establish strategic relationships with our clients by providing a full range of integrated services that satisfy our clients' supply chain management requirements. Our broad portfolio of services provide a "one-stop shop" to which the client can outsource part or all of its business processes, including e-commerce support services, management of intellectual property and other content related information, procurement, management of inventory and materials, manufacturing and assembly, fulfillment and customer relationship management. By providing an integrated end-to-end solution, we are able to help clients link supply and demand in real time and thus reduce costs and improve performance throughout their supply chain.

  . Global Presence. We have built worldwide operations in 12 countries, consisting of 20 solution centers, which enables us to offer production and fulfillment capabilities on a global basis. These centers are connected by a wide area network and use common technology to store clients' software content and other intellectual property. As a result, we can support simultaneous product launches in multiple languages and in multiple geographic markets.

  . Management of Complex Business Processes. Our experience in designing and re-engineering supply chain processes provides us with a significant knowledge base that we use to optimize these processes for our clients. Our supply chain processes are supplemented by sophisticated information technologies. Our information technology is built upon an enterprise resource planning system that has been designed to be flexible so that we can easily modify our supply chain processes to meet the evolving requirements of our clients. This also enables us to provide the complex business processes required to produce and deliver customized build-to-order hardware and software products for e-commerce businesses.

  . Flexible Production Capacity. Leading OEMs and ISVs increasingly seek to outsource large-scale manufacturing and assembly programs. These companies often experience both expected and unexpected surges in demand, such as upon the introduction of a new product release or following a special advertising campaign. Our worldwide facilities enable us to meet our clients' time-to-market and volume requirements during periods of varying demand. In addition, by shortening production cycles, we can reduce our clients' inventory requirements and overall production costs. We also use internal forecasts to anticipate client demand and employ a skilled temporary labor force to provide quick ramp-ups and ramp-downs in production.

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


  . Proven Supply Chain Partner. We have substantial experience in supply chain management and believe that we have established a reputation as a trusted part of our clients' supply chain operations. To maintain our long-term relationships, we must consistently meet our clients' stringent performance requirements in areas such as inventory turnover, order fill rates and product quality. To strengthen our client relationships, we have organized our 550 business managers by client and solution center, with groups of managers representing the same client in multiple centers. The length of our relationships with our five leading clients, based on 1999 revenue, has averaged over ten years.

  . Management of Content Across Multiple Media. We have implemented a content management and production system that enables us to store electronically millions of data files and images that we use to produce products on demand. This print on demand capability allows us to print materials in such quantities, and at such times, as our clients require, enhancing the client's ability to customize products for specific customers. We also have the capability to manage and supply intellectual property content such as software on multiple types of media, such as diskettes and CDs. In addition, we can manage complex software licensing programs, including electronic licensing programs in which we provide passwords and registration over the Internet to enable licensed users to gain access to installed software.

Strategy

   Our objective is to increase revenues and earnings by maintaining and enhancing our position as a leading, global provider of extended supply chain management solutions for the technology industry. We believe that we can take advantage of the market trends towards more frequent product introductions, mass customization and growth of e-commerce by implementing the following strategies:

   Grow e-Fulfillment Solutions Business. We believe that we have significant opportunities to expand our e-fulfillment solutions business. E-fulfillment solutions allow us to expand upon our content manufacturing solutions and to take on the role of designing, implementing and executing a wider array of services. These services include designing web sites for e-commerce, operating response centers, managing electronic license distribution and providing customer relationship management.

   Expand Services to Existing Clients. We have long-standing relationships with many leading OEMs and ISVs and we believe that they will continue to seek a more efficient supply chain. We believe that we can take advantage of the trend toward increasing outsourcing and that we can provide services across a larger part of our clients' extended supply chain. We plan to continue to develop and market new offerings and solutions and to provide additional content manufacturing and e-fulfillment services to our existing clients.

   Capitalize on Our Global Operations and Information Technology
Capabilities. We offer significant global capabilities to service the needs of multinational companies who seek reduced time to market, integrated product introductions, localized customization and efficient management of inventory and materials such as delivery and order tracking. We believe that applying our processes consistently and using just-in-time manufacturing across our global network of solution centers will provide important strategic and competitive advantages in the market for globally integrated, outsourced services.

   Continue to Achieve High Ratings in Outsourcing Industry Performance Measurements. We have built our corporate culture on operational efficiency and excellence. The outsourcing industry has typically evaluated the performance of outsource providers using recognized performance measures, such as total supply chain management cost, upside production flexibility and delivery performance. We believe that we have performed favorably when measured against these industry standards and, as a result, that we have established a reputation as a trusted part of our clients' supply chain. We believe clients in this industry will continue to place significant importance on these measurements and we seek to continue to achieve high ratings in performance measurements for the outsourcing industry.

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


   Improve Our Financial Returns from Higher Productivity Operations That Can Be Expanded Efficiently. By continuing to invest in technology and factory automation and by managing our service offering mix, we seek to reduce our costs, promote operating efficiencies and improve financial returns. In particular, we seek to provide our clients with high value-added e-fulfillment services, which generally provide us with improved operating margins. In addition, we intend to leverage increased revenue over our fixed costs through the use of temporary employees during peak periods. We seek to use our operations knowledge and supplier relationships across all of our solutions centers to achieve improved operating margins and financial results.

   Pursue Select, High-Growth Markets and Expand Client Base. We intend to pursue clients in high-growth market segments, such as e-commerce and telecommunications, that are outsourcing their critical non-core activities. We intend to capitalize on our full range of integrated supply chain management services to attract clients in these high growth markets and expand and diversify our client base.

   Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions that will provide us with additional industry expertise, enhance our range of service offerings, expand our capacity, broaden our client base and expand our geographical presence. As outsourcing trends require more significant global and technological capabilities, outsource providers who do not offer a full range of services are seeking strategic partners. We believe that we can take advantage of the trend toward consolidation through strategic acquisitions.

Modus Media Services

   We offer our clients a diversified range of services to address their extended supply chain management needs. Our services can be used either to address specific needs within the extended supply chain or as an end-to-end integrated solution to manage the entire extended supply chain. For all of our services, we acquire materials and fulfill orders on behalf of our clients to their customers. Our solutions are depicted in the diagram below.

[GRAPH OF EXTENDED SUPPLY CHAIN MANAGEMENT APPEARS HERE]

 Content Manufacturing Solutions

   Our content manufacturing solutions consist of the following services:

   Content Management. We maintain systems that enable us to respond quickly to frequent changes in our clients' bills of material and their order requirements that dictate the specific hardware components and software to be included in the completed packages, known as shipkits, for different product configurations. We also manage the large amount of data files and images used to produce our clients' software and documentation in multiple versions. In addition, we track for our clients the different customized product configurations that are shipped to our clients' customers.

   Procurement. We manage the purchase of raw materials and subassemblies from vendors selected either by our clients or by us. Our management of these procurement services includes vendor evaluation and selection, product price negotiation, forecasting product quantities and managing the timing of purchases.

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


   Inventory Management. By integrating our enterprise resource planning system with client forecasts, we can provide automated inventory management to assure immediate, or real-time, inventory levels of a client's products. We also provide to our clients web-based management information, including pricing information, reorder levels and inventory values, that supports consistent and timely stock balances. We also warehouse and manage inventory owned by our clients.

   Manufacturing. We convert data files and images into various media formats that can be distributed to our clients or directly to the distributor or retailer. This content is often intellectual property, such as licensed software products that are distributed to end users in the form of a diskette, CD or manual. Our manufacturing services handle the conversion of multiple releases or versions of software content in various media from a broad variety of input formats.

   Assembly. We use a streamlined assembly process to incorporate various components and parts into a finished product or subassembly, referred to as kitting. For some products, such as a shipkit for personal computers, we assemble as many as 100 distinct parts and components into a package, referred to as a kit. We are increasingly employing automation to realize efficiency, to better manage our variable costs and to increase production capacity.

   Fulfillment and Distribution. Our fulfillment services include order processing, picking, packing, warehousing and shipping. We use several semi-automated packaging and labeling lines for our pick and pack operation. We also streamline and customize the fulfillment procedures based upon each client's requirements. In addition, our 20 solution centers facilitate compliance with export regulations and provide regional shipping efficiencies. We provide detailed reports to our clients on our supply chain activities in multiple currencies and languages.

   Microsoft Authorized Replicator. We have authorized replicator status with Microsoft, which licenses us to replicate its software products for authorized Microsoft business partners, primarily OEMs. We have been among a limited number of authorized replicators of Microsoft products since 1991. We have historically entered into annual contracts with Microsoft, and our current contract expires in August 2000.

   We offer our content manufacturing services to OEMs and ISVs as follows:

   OEM Applications. We provide OEMs with a single source for sub- and final-assembly, packaging and shipping of hardware shipkits. These kits contain many components, such as a mouse, a keyboard, a network interface card and other accessories. In addition, shipkits contain intellectual property content such as software, documentation and other printed material. We manufacture or purchase all components of the kit and assemble and package them for distribution. For sub-assembly services, we send the shipkits directly to the OEM's production line on a just-in-time basis as one part number to simplify the client's production process.

     OEM Case Study. Our client, a leading OEM, had experienced significant growth and was challenged to manage the flow of accessories, software and documentation required by its production lines. The client found that it had incurred significant excess inventory of many items and that it had shut down its production line on numerous occasions due to parts shortages of other components. These problems led to decreased customer satisfaction and decreased profitability. We proposed redesigning the OEM's supply chain and production process. We took over procurement, production and assembly of all activities associated with the client's shipkit and implemented a just-in-time manufacturing model. As a result, the OEM's production line shutdowns have significantly decreased and its cash collections have improved.

   ISV Applications. We provide ISVs with flexible, just-in-time delivery programs allowing software shipments to be closely coordinated with our clients' inventory and distribution requirements. The content of packaged software products is typically comprised of software replicated on CD or diskette, printed documentation, registration, licensing and marketing materials. We coordinate the production of packaged software products and the on-time supply of bulk orders either to distributors or direct to retail stores. Our ISV

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

solutions provide large scale customization and content management as well as adherence to local specifications and languages in different geographic locations. Our ISV solutions allow our clients to continue to support a large number of concurrent software versions and configurations.

     ISV Case Study. Our client, a leading ISV focused on the desktop, graphic and Internet design marketplace, had accumulated high levels of obsolete CDs and related inventory due to forecasting volatility, inefficient distribution management and excessive lead times in the manufacturing cycle. The client requested that we provide a solution to reduce inventory levels, shorten manufacturing lead times and increase inventory turns. We proposed the implementation of an on-demand manufacturing model, which eliminated a distribution step and enabled the ISV to ship directly to retail stores. As a result, the client's lead-time was reduced, inventory levels decreased, inventory turns increased, the time necessary to fulfill orders decreased and retailers had more flexibility in merchandising.

 e-Fulfillment Applications

   Our e-fulfillment solutions consist of an additional set of services that we combine with our content manufacturing solutions. These services typically support direct interaction with our clients' customers, who may be either end users or retailers. We integrate our content manufacturing solutions with front-end services, such as e-commerce and response center order processing, and back-end services, such as financial management, reporting and customer care. This allows us to provide an end-to-end extended supply chain management solution. Orders for products that we provide through e-fulfillment solutions come directly from end users or retailers rather than from our OEM and ISV clients. While a majority of the orders fulfilled through our e-fulfillment solutions are currently being received by us via telephone or facsimile, we expect that orders will increasingly be placed over the web as we develop more e-commerce web sites for our clients and the Internet becomes a more prevalent medium for the transaction of commerce. To date, we have built more than 40 e-commerce sites for our clients, ranging from e-commerce web sites to online order tracking and order information sites. In some cases, we have built multiple sites for the same client.

   Our e-fulfillment solutions include the following services, which we typically offer in combination with one or more content manufacturing solutions:

  . Design of web site storefronts and connection of web sites to fulfillment operations;

  . Operating response centers, which process orders received by telephone, fax, email and web;


  .  Processing online payments in multiple currencies;

  .  Handling of product inquiries from our clients' customers;

  .  Processing product returns, refunds and rebates;

  .  Reporting on the ordering activities of our clients' customers; and

  . Providing passwords and registration as part of our electronic license distribution services.

   Orders for products that we fulfill through our e-fulfillment solutions are handled in one of six response centers located worldwide. As of December 31, 1999, these centers employed approximately 760 response center representatives, a portion of whom were part-time employees. Through these response centers we also handle individual end-user questions or requests, and billing or credit card transactions. Related services provided for our clients generally include collection activities, management of data files containing customer information and transaction-based reporting.


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


   Our electronic license administration services are offered through our Open Channel Solutions division. This division manages complex software licensing programs, including electronic licensing programs in which we electronically deliver passwords and registrations over the Internet to enable licensed users to gain access to installed software.

     E-Fulfillment Case Study. Our client, a developer of personal digital assistants, required a business process outsourcing partner that offered kitting and assembly combined with call center and web-based ordering capabilities and a distribution infrastructure in North America. The client also needed a partner with the flexibility to handle unforeseen increases in demand. Within four weeks, we developed a web site storefront for the client and, within five weeks, began accepting orders in our response centers. Using a secured link, we transmit data across our wide area network so that order management and fulfillment centers in North America can process nearly 20,000 orders per month.

Clients

   We provide solutions to a broad array of original equipment manufacturers, independent software vendors and e-commerce companies. The following chart alphabetically lists a representative sample of our clients and the solutions that we provide to them.

Client                   Content Manufacturing Solutions e-Fulfillment Solutions
------                   ------------------------------- -----------------------
3Com....................                 X
ABN-AMRO................                                             X
Acer....................                 X
AT&T....................                                             X
Beyond.com..............                                             X
Dell....................                 X                           X
E-Stamp.................                                             X
Gateway.................                 X
Hewlett-Packard.........                 X                           X
IBM.....................                 X                           X
Intuit..................                 X
Macromedia..............                 X
Micron..................                 X
Microsoft...............                 X                           X
Network Associates......                 X                           X
Novell..................                 X                           X
Packard Bell............                 X
Palm Computing..........                                             X
Sony....................                 X                           X
Sun Microsystems........                 X                           X

Technology

   We believe that automation of internal processes and automated links to our suppliers, clients and their customers are critical to our business. To provide a competitive advantage in meeting our clients' demands, we use advanced technologies enhanced with proprietary applications and the knowledge and experience of our management and personnel. Our technology capabilities allow us to support and automate most supply chain management processes, including on-demand manufacturing capabilities, electronic license distribution, integrated product introductions and efficient management of inventory and materials. In addition, we use a communications network consisting of digitally linked data centers, which are capable of supporting various messaging standards and protocols to ensure secure and effective communication among our solution centers, our clients and their customers, and our suppliers.

   Our technology infrastructure includes software applications that allow our solution centers worldwide to consistently manage inventory, order processing, shipping, accounting and other operations. We refer to this software application as our enterprise resource planning, or ERP, system. We enhance our ERP system with proprietary applications to customize processes for our clients' specific needs and to provide comprehensive information on all functions and services. In 1999, we upgraded our ERP system to standardize our manufacturing, finance and distribution platforms. In addition, this system has been integrated with other applications and technologies, such as customer relationship management software and content management servers.

   We maintain a computer network that enables our clients to deliver bills of materials and other related work orders by means of a secure network link. This allows our clients to transfer content over the Internet or via private connections to us, enabling an orderly workflow for materials within our internal network. Our clients can transmit content and work orders to a single network location, which processes and retransmits this data to the appropriate solution center for production and distribution. We enable the movement of content, such as master files of data and digital images, for printing on demand around the world.

   As of December 31, 1999 we employed 191 information technology professionals in a range of activities, including network management, web development, internal support and design.

Sales and Marketing

   Our services are sold through a worldwide direct sales force, comprised of approximately 50 full-time, professional sales executives. We recently initiated a Global Client Sales group within our direct sales force that is designed to provide full-time account teams to service our leading global clients. This Global Client Sales organization is complemented by regional sales teams that provide geographic sales leadership and account management services to our clients.

   We also formed product marketing, product development and supply chain design organizations in order to create, support and advance our selling effort. Our marketing organization assists in the selling and development of new offerings and is responsible for identifying potential clients, marketing our services, developing sales tools and consulting services. Our marketing organization is currently focused on promoting the integration of clients' Internet technologies with our e-fulfillment capabilities, as well as the packaging, positioning and enhancement of our extended supply chain management solutions.

Competition

   We participate in a competitive marketplace. However, we believe that no single competitor presently offers the same full range of technology-enabled, global and integrated supply chain management services. We compete against companies engaged in teleservices, CD and diskette replication, hardware assembly and printing. Recent competitors have emerged such as StarTek and Sykes that primarily provide call center services. CD and diskette replicators, such as Zomax, Bertelsmann, and Technicolor/Nimbus, provide media-based solutions. Hardware assembly companies such as Logistix also provide solutions to the same base of clients we serve. Turnkey printing companies such as Banta, Quebecor and Printech provide document-intensive supply chain solutions to the same base of clients we presently serve.

   In addition to these large regional and global competitors, we face competition from numerous local producers and from internal departments of our clients and prospective clients. Additionally, we expect competition to emerge from companies engaged in electronic manufacturing services and logistics services as they attempt to deliver a broader range of services. We compete on the basis of quality, performance, service levels, global capabilities, technology, operational efficiency and price.


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

Operations and Solution Centers

   Our operations are organized as a "hub and spoke" structure within each geographic region. The "hubs" are large solution centers in centralized locations worldwide that have significant economies of scale and offer a full range of our services. The "spokes" are satellite solution centers that perform services, other than large scale manufacturing, such as on-demand manufacturing and fulfillment on a just-in-time basis to clients located nearby. We typically start a solution center with a large initial client and then diversify the client base to spread risk.

   We operate 20 solution centers worldwide with an aggregate square footage of approximately 2.0 million. All of our solution centers are leased, other than Singapore and Kildare, Ireland, which are owned. Set forth below is the location and size for each of our largest solution centers. Each of these solution centers provides content manufacturing and e-fulfillment solutions.

     Facility Location                                           Area (sq. ft.)
     -----------------                                           --------------
     North America:
     Fremont, CA................................................    160,000
     Raleigh, NC................................................    140,400
     Lindon, UT.................................................    392,500
     Salt Lake City, UT.........................................    126,000
     Europe:
     Dublin, Ireland............................................    110,000
     Kildare, Ireland...........................................    135,000
     Apeldoorn, Netherlands.....................................    217,300
     Cumbernauld, Scotland......................................    140,000
     Asia:
     Singapore..................................................    129,000

   We also maintain solution centers in Boise, Idaho; Preston, Washington; Angers, France; Orleans, France; Limerick, Ireland; Willsborough, Ireland; Sydney, Australia; Shenzhen, China; Ochiai, Japan; and Taipei, Taiwan. In addition, we are party to two minority owned joint ventures located in Ebina, Japan and KeyHeung, Korea. In addition, we maintain response centers within six of these solution centers for the resolution of questions regarding shipping, billing and technical support as well as a variety of other questions. We have implemented the Customer Operations Performance Center (COPC) standards in our North American solution centers in 1999. All of our major solution centers are ISO 9002 certified.

Employees

   Our success in recruiting, hiring, and training large numbers of full-time, skilled employees and obtaining large numbers of temporary employees during peak client demand periods is critical to our ability to provide high quality outsourced services.As of December 31, 1999 we employed over 4,500 employees. The number of temporary employees varies significantly during the year due to the seasonal variations of our business. We believe that the demographics surrounding our solution centers, and our reputation and compensation package, should allow us to continue to attract and retain qualified employees. We believe that we maintain good employee relations.

   We are committed to training our employees, and we benchmark our training investment versus the Fortune 500 on a quarterly basis. In 1999, we initiated a corporate program, MMI University, in which selected employees receive broad training in a wide variety of functional areas. We provide in-house training for client care employees on the features of our clients' products and service offerings as well as our internal systems.

Intellectual Property

   Our operations frequently incorporate proprietary and confidential information. We rely upon a combination of copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. We have pending trademark registrations on the name Modus Media International and our logo in the United States, the United Kingdom, Benelux, Ireland, France, Australia, China, Malaysia, Singapore, Taiwan, Japan and Korea. In addition, we have pending registrations as to certain other marks in the United States and abroad. We seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information and the proprietary information of our clients to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

Legal Proceedings

   We are not a party to any material legal proceeding. We are, from time to time, a party to litigation arising in the normal course of our business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

                                  MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors, and their ages and positions as of December 31, 1999, are as follows:

  Name                          Age                    Position
  ----                          ---                    --------
 Terence M. Leahy..............  45 Chairman of the Board of Directors, Chief
                                    Executive Officer and Director

 Richard M. Darer..............  46 Executive Vice President and Chief Financial
                                    Officer

 Patrick G. Donnellan..........  49 Executive Vice President and Chief Operating
                                    Officer

 Ronald Leitch.................  40 Executive Vice President and Chief Process
                                    and Technology Officer

 Edward D. Rose................  37 President, Open Channel Solutions Division

 W. Kendale Southerland........  37 Executive Vice President,
                                    Sales/Marketing/Product Development

 Mary L. Wilson................  48 Senior Vice President, General Counsel and
                                    Secretary
 Michael J. Dudich.............  42 Senior Vice President, Human Resources

 Linwood A. Lacy, Jr...........  54 Director

 Jonathan S. Lavine............  33 Director

 Mark E. Nunnelly..............  41 Director

 Robert F. White...............  48 Director

   Terence M. Leahy has served as our Chairman of the Board and Chief Executive Officer since December 1997. Mr. Leahy also served as Co-President of Stream International, Inc. from April 1995 to May 1996 and Chief Executive Officer of Stream International Inc. from 1996 to 1997. Mr. Leahy oversaw the restructuring of Stream into three different companies in 1997. From January 1994 to March 1995, Mr. Leahy served as business unit president of R.R. Donnelley's Global Software Services division, which merged with Corporate Software Inc. to create Stream International Holdings, Inc. in 1995. From 1982 to 1994, Mr. Leahy held various positions at R.R. Donnelley, including positions at the Global Software Services division since 1993. Mr. Leahy is a graduate of New York University Journalism School.

   Richard M. Darer has served as our Executive Vice President Chief Financial Officer since September 1998. Prior to joining Modus Media, Mr. Darer served as Senior Vice President of Finance and Administration and Chief Financial Officer of Gensym Corporation, an ERP software and services supplier, from April 1997 to August 1998. From June 1996 to March 1997, Mr. Darer served as Chief Financial Officer and Vice President of Administration at White Pine Software, an Internet content software developer. From July 1994 to June 1996, Mr. Darer served as Corporate Controller of Sequoia Systems and then as its Vice President, Treasurer and Controller after its merger with Texas Microsystems. Mr. Darer holds a Bachelor of Science in mathematics from Polytechnic Institute of Brooklyn, a Master of Science in industrial engineering from Northeastern University, and a Master of Business Administration from Harvard Business School.

   Patrick G. Donnellan has served as our Executive Vice President and Chief Operating Officer since May 1999. Previously, Mr. Donnellan served as President of Modus Media/North America from September 1997 to April 1999. From July 1995 to August 1997, Mr. Donnellan served as Vice President of Operations at Stream International/Europe. From December 1994 to June 1995, Mr. Donnellan served as Director of Business Development for Stream International. Mr. Donnellan holds a Bachelor of Arts in mathematics and politics from University College, Galway, Ireland.

   Ronald Leitch has served as Executive Vice President, Chief Technology and Process Officer since May 1999. From September 1997 to April 1999, Mr. Leitch served as President of Modus Media/Europe. From April 1996 to August 1997, Mr. Leitch served as Vice President and General Manager of Stream International/Northern Europe. From March 1994 to April 1996, Mr. Leitch served as Managing Director of the Dutch Operations at R.R. Donnelley's Global Software Services business unit. Mr. Leitch holds a Post Graduate Diploma in engineering management from the London School of Business and has a Bachelor of Science in electronics and computing.

   Edward D. Rose has served as President of Open Channel Solutions, a division of Modus Media, since January 1999. From March 1997 to January 1999, Mr. Rose served in various other capacities for Modus Media including Chief Technology Officer and Senior Vice President of Marketing and Product Development. Previously, Mr. Rose served as Vice President of Electronic Commerce for Stream International from August 1996 to March 1997. From June 1994 to August 1996, Mr. Rose served as Vice President of Publishing Technology in R.R. Donnelley's Financial and Information Services Group. Mr. Rose completed his Bachelor of Fine Arts with honors at Alfred University and attended the Rochester Institute of Technology for graduate work in electronic imaging.

   W. Kendale Southerland has been Executive Vice President, Sales, Marketing and Product Development since May 1999. From December 1997 to April 1999, Mr. Southerland served as President of Modus Media/Asia. From June 1997 to December 1997, Mr. Southerland served as Senior Vice President for Modus Media/South Asia. From August 1995 to June 1997, Mr. Southerland served as Managing Director for our Singapore operations. From 1990 to 1995, Mr. Southerland held various positions within the Modus Media organization. Mr. Southerland holds a Bachelor of Science in industrial management from Georgia Institute of Technology.

   Mary L. Wilson has served as our Senior Vice President and General Counsel since March 1998. Prior to joining Modus Media, Ms. Wilson served as General Counsel at PictureTel Corporation, a video conferencing solutions developer, from October 1995 to June 1997. From September 1992 to October 1995, Ms. Wilson was an attorney in private practice. Ms. Wilson received her Bachelor of Arts in psychology from Michigan State University and her Juris Doctor from University of Virginia Law School.

   Michael J. Dudich joined Modus Media as Senior Vice President, Human Resources in November 1999. From September 1998 to October 1999 Mr. Dudich was Senior Vice President, Human Resources for Cookson Electronics, a leading provider of assembly materials, equipment and technology solutions to the printed circuit board industry. From June 1986 to September 1998, Mr. Dudich served in various human resource capacities for divisions of General Electric Company. Mr. Dudich received his Bachelor of Science in industrial management from the University of Akron.

   Linwood A. Lacy, Jr. has been a director of Modus Media since August 1998. In November 1997, Mr. Lacy retired from Micro Warehouse Incorporated where he had served as President and Chief Executive Officer since October 1996. From 1985 to May 1996, Mr. Lacy served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a computer distributor and a subsidiary of Ingram Industries, Inc. Mr. Lacy holds a Bachelor of Science in chemical engineering from the University of Virginia and a Master of Business Administration from the Darden Graduate School of Business Administration at the University of Virginia. Mr. Lacy also serves as a director of pcOrder.com, Entex Information Services, Inc. and Earthlink Networks, Inc.

   Jonathan S. Lavine has served as a Director of Modus Media since December 1997. Mr. Lavine joined Bain Capital as an investment executive in 1993 and has been a Managing Director since 1997. He also has been Chief Investment Officer of Sankaty Advisors, a fixed income affiliate of Bain Capital since 1997. Prior to joining Bain Capital, Mr. Lavine worked as a consultant at McKinsey & Company. Previously, Mr. Lavine worked in the Mergers and Acquisitions Department of Drexel Burnham Lambert. Mr. Lavine received an Master of Business Administration from Harvard Business School and a B.A. from Columbia College.

   Mark E. Nunnelly has served as a Director of Modus Media since December 1997. Mr. Nunnelly joined Bain Capital as a General Partner in 1990 and has served as Managing Director since April 1993. Mr. Nunnelly received a Master of Business Administration, from Harvard Business School and received a Bachelor of Arts from Centre College. Mr. Nunnelly is also a member of the board of directors of Dominos, DoubleClick Inc. and Dade International.

   Robert F. White has served as a Director of Modus Media since January 1998. He has been a Managing Director of Bain Capital since its inception in 1984. Mr. White received his Master of Business Administration from Harvard Business School, and a Bachelor of Arts in mathematics and economics from Bowdoin College. He is also a director of Brookstone, Inc.

Executive Officers

   Each officer serves at the discretion of our Board of Directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Election of Directors

   Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Messrs. Nunnelly and Lavine will serve in the class whose term expires in 2001; Messrs. Lacy and White will serve in the class whose term expires in 2002; and Mr. Leahy will serve in the class whose term expires in 2003. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

Compensation of Directors

   We reimburse non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. Mr. Lacy received stock options totalling 40,000 shares of common stock in each of July and December 1998 at an exercise price of $.29 per share.

Board Committees

   The board of directors has established a Compensation Committee and an Audit
Committee. The Compensation Committee, which consists of      and     , reviews
executive salaries, administers any bonus, incentive compensation and stock option plans, and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding pension and other benefit plans and our compensation policies and
practices. The Audit Committee, which consists of      and    , reviews the
professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

Executive Compensation

   The following table sets forth, for the year ended December 31, 1999, the cash compensation paid and shares underlying options granted to our:

  .  Chief Executive Officer; and

  . four other most highly compensated executive officers who received annual compensation in excess of $100,000, referred to collectively as the Named Executive Officers.

                           Summary Compensation Table

                                                           Long-term
                                                          Compensation
                             Annual Compensation(1)          Awards
                          -----------------------------  --------------
                                           Other Annual      Shares      All Other
        Name and           Salary   Bonus  Compensation    Underlying   Compensation
   Principal Position       ($)     ($)(2)     ($)       Options (#)(3)     ($)
   ------------------     -------- ------- ------------  -------------- ------------
Terence M. Leahy........  $425,000 $45,900   $     0        200,000       $211,260(4)
 Chairman of the Board
 of Directors and Chief
 Executive Officer
Richard M. Darer........   241,346  21,500         0        100,000          5,121(5)
 Executive Vice
 President and Chief
 Financial Officer
Patrick G. Donnellan....   291,504  26,235    75,983(6)     100,000        130,167(7)
 Executive Vice
 President and Chief
 Operating Officer
Ronald Leitch...........   230,575  19,006         0        100,000        156,554(8)
 Executive Vice
 President and Chief
 Process and Technology
 Officer
W. Kendale Southerland..   238,248  21,105    35,425(9)     100,000        174,971(10)
 Executive Vice
 President,
 Sales/Marketing/Product
 Development

--------
 (1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life or other benefits which are available to all of our salaried employees, and certain perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

 (2) Each of the amounts in this column includes the aggregate amount of bonus awards for the first, second and third quarters of fiscal 1999. Annual bonus awards for fiscal 1999 have not yet been determined and are not included.

 (3) We did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive payments during fiscal 1999 to our executive officers. Options granted to the Named Executive Officers were granted at fair market value as determined by the board of directors based on all factors available to them on the grant date.

 (4) Comprised of $2,400 of employee retirement plan matching payments made by us, $8,860 of insurance premiums paid by us and $200,000 in debt forgiveness.

 (5) Comprised of $1,121 in life insurance premiums paid by us and $4,000 of employee retirement plan matching payments.
 (6)  Comprised of reimbursements for foreign tax liabilities.

 (7) Comprised of a $83,349 payment for foreign service and related expenses, $500 for tax return preparation services, $45,000 in pension plan contributions and $1,318 of life insurance premiums paid by us.

 (8) Comprised of $55,984 in reimbursements for expenses related to foreign service, $38,220 in pension contributions, $62,170 in relocation expenses and $180 in life insurance premiums paid by us.
 (9)  Comprised of reimbursements for foreign tax liabilities.

(10) Comprised of a $77,489 payment for foreign service and related expenses, $2,400 of employee retirement plan matching payments made by us, $1,012 of life insurance premiums paid by us, $93,570 in relocation expenses and $500 for tax return preparation services.

Stock Options

   The following table contains information concerning the grant of options to purchase shares of our common stock to each of our Named Executive Officers during the fiscal year ended December 31, 1999:

                       Option Grants in Last Fiscal Year

                                                                           Potential Realizable
                                                                          Value at Assumed Annual
                                                                              Rates of Stock
                                                                          Appreciation for Option
                                         Individual Grants                        Term(3)
                          ----------------------------------------------- -----------------------
                           Number of    Percent of
                          Securities  Total Options
                          Underlying    Granted To   Exercise
                            Options    Employees in    Price   Expiration
          Name            Granted (#) Fiscal Year(1) ($/Sh)(2)  Date(4)     5% ($)     10% ($)
          ----            ----------- -------------- --------- ---------- -----------------------
Terence M. Leahy........    200,000        8.7%       $5.175    9/29/09   $  650,906 $  1,651,598

Richard M. Darer........    100,000        4.4%        5.175    9/29/09      323,453      825,799

Patrick G. Donnellan....    100,000        4.4%        5.175    9/29/09      323,453      825,799

Ronald Leitch...........    100,000        4.4%        5.175    9/29/09      323,453      825,799

W. Kendale Southerland..    100,000        4.4%        5.175    9/29/09      323,453      825,799

--------

(1) Based on an aggregate of 2,290,500 shares subject to options granted to our employees in 1999.

(2) All options were granted at or above fair market value as determined by the board of directors on the date of grant.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Commission and do not represent our estimate or projection of the future price of the common stock on any date. There is no representation either express or implied that the stock price appreciation rates for the common stock assumed for purposes of this table will actually be achieved.

(4) These options typically vest over four years. They become exercisable as they vest.

Fiscal Year-End Option Values

   The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1999.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Value

                           Shares                Number of Securities      Value of Unexercised In-The-
                          Acquired              Underlying Unexercised           Money Options at
                             on     Value   Options at Fiscal Year-End (#)    Fiscal Year-End ($)(1)
                          Exercise Realized ------------------------------ ----------------------------
          Name              (#)      ($)      Exercisable/Unexercisable     Exercisable/Unexercisable
          ----            -------- -------- ------------------------------ ----------------------------
Terence M. Leahy........        0        0         768,000/560,000             8,448,000/6,160,000
Richard M. Darer........   15,000   73,275          65,000/220,000               715,000/2,420,000
Patrick G. Donnellan....        0        0         103,750/230,250             1,141,250/2,532,750
Ronald Leitch...........        0        0          95,000/225,000             1,045,000/2,475,000
W. Kendale Southerland..        0        0          91,748/214,748             1,009,228/2,362,228

--------

(1) There was no public trading market for the common stock as of December 31, 1999. Accordingly, as permitted by the rules of the Commission, these values have been calculated on the basis of the fair market value of our common stock as of December 31, 1999, of $11.00 per share, as determined by the board of directors, less the aggregate exercise price.

Employment Agreements

   We have an employment agreement with Terence Leahy, dated January 1, 1998. The initial term of this agreement expires on December 31, 2000. The agreement provides that Mr. Leahy will receive a minimum base salary of $340,000 per year subject to increase by annual review of the board, plus certain performance-based bonuses. The agreement also provides that if Mr. Leahy is terminated without cause, or resigns for good reason, he will receive monthly severance payments, each in an amount equal to his monthly base compensation at the time of his termination or resignation, until 18 months after such termination or resignation. In addition, in such circumstances Mr. Leahy will receive a pro-rated bonus for the number of days employed with us during the year of the termination or resignation as well as any unpaid portion of any bonus for the year preceding the year of the termination or resignation.

Benefit Plans

   1997 Stock Incentive Plan. Our 1997 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in December 1997. Up to 5,600,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 1997 plan.

   The 1997 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock awards and other stock-based awards.

   Our officers, employees, directors, consultants and advisors are eligible to receive awards under the 1997 plan. Under present law, however, incentive stock options may be granted only to employees. No participant may receive any award for more than 1,800,000 shares in any calendar year.

   Optionees receive the right to purchase a specified number of shares of our common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Modus Media. The 1997 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payments.

   As of December 31, 1999 approximately 200 persons would have been eligible to receive awards under the 1997 plan, including eight executive officers and one non-employee director. The granting of awards under the 1997 plan is discretionary.

   Our board of directors administers the 1997 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 1997 plan to one or more committees of the board of directors and, subject to certain limitations, to one or more of our executive officers. Subject to any applicable limitations contained in the 1997 plan, our board of directors or a committee of the board of directors or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

  . The number of shares of common stock covered by options and the dates upon which such options become exercisable;

  .  The exercise price of options;

  .  The duration of options; and

  . The number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

   In the event of a merger, liquidation or other acquisition event, our board of directors may (i) provide that all outstanding options or other stock-based awards will be assumed or substituted for by the successor corporation on such terms the board determines to be appropriate, (ii) provide that any outstanding options or awards will terminate, to the extent unexercised, immediately prior to consummation of the event, (iii) in the event of a cash transaction, provide that cash consideration in the amount of the acquisition price less the exercise price be exchanged for termination of options or awards, (iv) provide that all restricted stock awards outstanding shall become immediately free of all restrictions upon consummation of the event, or (v) provide for a cash payment to participants in the event of a transaction in which stockholders receive cash in exchange for stock.

   No award may be granted under the 1997 plan after December 15, 2007, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 1997 plan, except that no award granted after an amendment of the 1997 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent the amendment was required to grant the award, unless and until the amendment is approved by our stockholders.

 1997 Class A and Class B Replacement Stock Option Plans

   In connection with the Stream reorganization, in December 1997, we adopted the Modus Media 1997 Class A Replacement Stock Option Plan and the Modus Media 1997 Class B Replacement Stock Option Plan (collectively, the "Replacement Plans"). Subsequent to the spin-off of Modus Media on January 9, 1998, options for a total of 5,661,756 shares of Common Stock were outstanding under the Replacement Plans. Pursuant to the terms of the Replacement Plans, no further options were available or were granted. The Replacement Plans provided for the grant of substitute options in Modus Media to those of our employees, officers and directors, and those of

Stream and Corporate Software & Technology (CST) who held Class A and Class B Stream options at the time of the Stream reorganization. All such options are non-statutory options, and payment of the exercise price may be made in cash, shares of Common Stock, a combination of the two or any other method approved by our board of directors. All substitute options in Modus Media held by Stream and CST employees accelerated and expired, to the extent not exercised, in November 1999, upon the acquisition of Stream and the merger and change of control of CST. On or about November 21, 1999, we purchased from employees of Stream and CST an aggregate of 1,899,624 shares of Common Stock issuable on exercise of options under the Replacement Plans at $5.18 per share.

 The 1999 Management Incentive Plan

   Our 1999 Management Incentive Plan was adopted by our board of directors in January 1999. The objective of the 1999 Management Incentive Plan is to recognize and reward the achievement of financial and business goals by management and certain other key employees. The program, in conjunction with base salary, is designed to offer total cash compensation opportunities that are competitive with market levels. Eligible employees are assigned a target payout for the 1999 Management Incentive Plan, expressed as a percentage of total, regular base earnings, including paid time off and holiday hours. This percentage represents the potential dollar award that will be earned at 100% achievement of goals for all three components of the 1999 Management Incentive Plan. The participant is assigned a target payout for each component, expressed as a percentage of regular base salary. The first component relates to performance by an organizational unit, such as global, regional or Solution Center (or a combination thereof) against budgeted performance. The second component is similar to the first, but measured and recorded quarterly. The third component is tied to individual performance against goals established by the participant and his/her manager. A participant must be actively employed by Modus Media or a subsidiary of Modus Media through December 31, 1999 to receive any payout on annual components. There are no annual payouts under the plan unless we meet certain financial performance measures.

 2000 Director Stock Option Plan

   Our 2000 Director Stock Option Plan was adopted by our board of directors
and approved by our stockholders in     , 2000. Under the plan, our directors
who are not employees of Modus Media or a subsidiary of Modus Media receive non-statutory options to purchase shares of common stock. A total of 250,000 shares of common stock may be issued upon the exercise of options granted under the plan.

   Pursuant to the plan, each non-employee director who first becomes a non-employee director after the closing of this offering will be granted an option to purchase 20,000 shares of common stock on the date of his or her initial election to our board of directors and upon the first anniversary of his or her such election, which will vest ratably over four years on each anniversary of the date of grant. In addition, each non-employee director will receive an option to purchase 10,000 shares of common stock on the date of each annual meeting of stockholders commencing with the 2001 Annual Meeting of Stockholders (other than a director who was initially elected to the board of directors at any such annual meeting or, if previously, at any time after the prior year's annual meeting). The options granted annually vest upon the earlier of one year from the date of grant or the date immediately preceding the next annual meeting of stockholders, so long as the optionee remains our director. The exercise price per share of all such options will be the fair market value of a share of common stock on the date of grant.

 1999 Employee Stock Purchase Plan

   Our 1999 Employee Stock Purchase Plan was adopted by the board of directors
in      , 2000. The purchase plan authorizes the issuance of up to a total of shares of common stock to participating employees. Subject to local laws and regulations, we intend to broaden participation in this plan to our employees worldwide.

   All of our employees, who are customarily employed by us for more than 20 hours a week and have been employed by us for more than six months are eligible to participate in the purchase plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

   The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, subject to certain limitations. On the first day of a designated payroll deduction period, referred to as the offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of common stock. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the fair market value per share of the common stock on either the first day or the last day of the offering period, whichever is lower. The Compensation Committee may, in its discretion, choose an offering period of 12 months or less for each of the offerings and choose a different offering period for each offering.

   If an employee is not a participant on the last day of the offering period, the employee is not entitled to exercise any option, and the amount of the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when such employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant's account would purchase at the date of death.

                              CERTAIN TRANSACTIONS

Loans to Officers

   In January 1998, in connection with the execution of an employment agreement, Terence Leahy, our Chief Executive Officer, executed an Amended and Restated 7.75% Unsecured Promissory Note for the principal sum of $1,000,000 payable to us. This note restated a note to Stream International Inc. which was assigned to us in connection with the reorganization of Stream International in 1997. The entire principal amount of this note becomes due upon the earlier of
(a) a merger or a sale of Modus Media in which Mr. Leahy receives at least
$3 million for his stock and options, or (b) the termination of Mr. Leahy's employment by us for cause or by Mr. Leahy without good reason. If we terminate Mr. Leahy's employment with us for any reason other than for cause, or if Mr. Leahy resigns for good reason, or if his employment is terminated due to death or disability, the principal and interest payable under this note will be forgiven. As of November 30, 1999, the amount outstanding under this loan was approximately $1.2 million.

   In connection with the reorganization of Stream International in 1997, we assumed a 7.34% Secured Non-Recourse Note to Mr. Leahy for the principal sum of $400,000. Fifty percent of the principal amount of this loan was forgiven on January 1, 1999. The remaining fifty percent of this loan and accrued interest was forgiven on January 1, 2000. As of December 31, 1999, the amount outstanding under this loan was approximately $311,000, which amount was forgiven in its entirety on January 1, 2000.

   On July 20, 1999, in connection with his relocation from Singapore to the United States, W. Kendale Southerland executed an Amended and Restated 7.25% Unsecured Promissory Note payable to us in the principal amount sum of $70,000. The entire principal amount of the loan becomes due upon the first to occur of
(a) a merger or sale of Modus Media in which Mr. Southerland receives at least $300,000 for his shares and options, (b) the termination of Mr. Southerland's employment by us for cause, or by Mr. Southerland, or (c) July 20, 2004. If we terminate Mr. Southerland's employment with us for any reason other than for cause, all principal and interest payable under this note will be forgiven. As of November 30, 1999, the amount outstanding under this loan was approximately $72,000.

   On August 10, 1999, in connection with his relocation from Ireland to the United States Ronald Leitch executed an Amended and Restated 7.25% Unsecured Promissory Note payable to us in the principal amount of $62,500. Interest on the loan accrues at a rate of 7.25% per year. The entire principal amount becomes due upon (a) a merger or sale of Modus Media in which Mr. Leitch receives at least 300,000 for his shares and options, (b) the termination of Mr. Leitch's employment with us for cause, or (iii) August 10, 2004, whichever event or date occurs first. If we terminate Mr. Leitch for any reason other than for cause, all principal and interest payable under this note will be forgiven. As of November 30, 1999, the amount outstanding under this loan was approximately $64,000.

   In connection with the Stream reorganization, in December 1997, we assumed a 7.34% Secured Non-Recourse Promissory Note dated September 15, 1995 for the principal sum of $2,000,000 to Rory J. Cowan, the former Chairman of the Board of Stream. The note, which is due April 21, 2000, is secured by a pledge of 1,000,000 of our shares and shares of Corporate Software & Technology, and Stream. As of December 31, 1999, the amount outstanding under this loan including accrued interest was $2,631,000.

Contribution Agreement

   In December, 1997, Stream International, Inc. effected a reorganization and contributed the assets and liabilities related to our business to its subsidiary, Modus Media, in exchange for our common and preferred stock. In January 1998, Stream distributed all of the capital stock of Modus Media to its stockholders, and we became an independent company. Stream International concurrently spun-off another subsidiary, Corporate Software and Technology, Inc. In connection with the reorganization, R.R. Donnelley & Sons Company, which was the principal shareholder of Stream International, received shares of preferred stock of Modus Media, with a redemption value of $40.6 million, in cancellation of indebtedness owed to it. R.R. Donnelley then exchanged our common stock for additional shares of preferred stock, valued at approximately $21.7 million. In October 1999, we repurchased all shares of preferred stock from R.R. Donnelley, including additional shares issued as dividends thereon, for a total purchase price of $60.2 million, of which $10.0 million was paid in cash, $37.5 million was borrowings under our existing credit line and $12.7 million was paid by a loan that will become due and payable upon the closing of this offering.

Tax Sharing Agreement

   In connection with the reorganization, Modus Media, Stream and an affiliate of Stream entered into a tax sharing agreement under which we will indemnify Stream, and Stream will indemnify us, in respect of any taxes relating to our respective businesses prior to the consummation of the reorganization, after taking into account the net operating loss carryforwards and other tax attributes of Stream immediately prior to consummation of the reorganization. The tax sharing agreement provides rules for determining whether certain items relate to a particular business and also defines the parties' obligations with respect to filing tax returns and their rights and obligations with respect to claims made by the Internal Revenue Service or other taxing authority with respect to periods prior to the date of the reorganization. As of December 31, 1999, there were no material claims pending under this agreement.

Management Agreement

   In connection with the Stream reorganization in 1997, Modus Media paid to Bain Capital, Inc., for prior services, the sum of $1.7 million, of which $710,000 was paid in cash and $1.0 million was paid by issuance of 3,445,028 shares of our common stock. Also in 1997 we entered into a management agreement with an affiliate of Bain which required us to pay a fee of $1.5 million in each of 1998 and 1999 in exchange for certain financial and managerial services. This agreement terminates upon the closing of this offering. Bain Capital is an affiliate of the Bain Capital Funds, which hold approximately 39% of our common stock. Three of our directors, Jonathan Lavine, Mark Nunnelly and Robert White, are Managing Directors of Bain Capital.

Services Agreement

   In August 1999 we entered into an agreement with Synchronicity Mastering Services, LLC pursuant to which Synchronicity Mastering Services provides us with CD stampers. In September 1999, we issued a prepayment of $100,000 for mastering services that were provided in 1999. Edward Rose, an executive officer of Modus Media, owns 11.29% of Synchronicity Mastering Services.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of the shares in this offering by:

  . each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock;

  .  each of our directors and Named Executive Officers; and

  .  all our directors and executive officers as a group.

                           Shares of Common Stock          Shares Beneficially
                          Beneficially Owned Prior           Owned After the
                             to the Offering(1)                Offering(1)
  Name and Address of     -------------------------------- ---------------------------
    Beneficial Owner         Number            Percent       Number         Percent
  -------------------     ---------------     ------------ ------------     ----------
Bain Capital Funds(2)...       10,048,804           38.6%    10,048,804        29.5%
 c/o Bain Capital, Inc
 Two Copley Place
 Boston, Massachusetts
 02116
Morton H. Rosenthal.....        2,781,532           10.7      2,781,532         8.2
 97 Lake View Avenue
 Cambridge,
 Massachusetts 02138
Chemical Equity                 2,686,054           10.3      2,686,054         7.9
 Associates.............
 c/o Chase Capital
 Partners
 380 Madison Avenue
 New York, New York
 10017
BankAmerica Investment          1,798,976(3)         6.9      1,798,976(3)      5.3
 Corporation............
 c/o Bank of America
 Illinois
 231 South LaSalle
 Street
 Chicago, Illinois 60697
Rory J. Cowan...........        1,761,874            6.8      1,761,874         5.2
 281 Fairhaven Hill
 Concord, Massachusetts
 01742
Directors and Executive
 Officers
Terence M. Leahy........        1,206,660(4)         4.5      1,206,660(4)      3.7
Mark E. Nunnelly........        2,500,138(5)         9.6      2,500,138(5)      7.4
Robert F. White.........                0              0              0           0
Jonathan S. Lavine......                0              0              0           0
Linwood A. Lacy, Jr.....           32,000              *         32,000           *
Richard M. Darer........           80,000(6)           *         80,000(6)        *
Patrick Donnellan.......          230,750(7)           *        230,750(7)        *
W. Kendale Southerland..          150,252(8)           *        150,252(8)        *
Ronald Leitch...........           95,000(9)           *         95,000(9)        *
All executive officers
 and directors as a
 group (12 persons).....        4,417,300(10)       16.2%     4,667,800(11)    13.2%

--------
  *  Less than 1% of the outstanding common stock.

 (1) The number of shares of common stock deemed outstanding prior to this offering includes 26,006,116 shares of common stock outstanding as of December 31, 1999, and with respect to each beneficial owner, shares issuable pursuant to options held by the such owner which may be exercised within 60 days after December 31, 1999 as set forth in footnotes (2) and (10). The number of shares of common stock deemed outstanding after this offering includes the 8,000,000 shares that we are offering for sale in this offering. Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person listed is c/o Modus Media International, 690 Canton Street, Westwood, MA.

 (2) Includes 1,913,652 shares held by Bain Capital Fund IV, L.P., 2,189,986 shares held by Bain Capital Fund IV-B, L.P., 287,028 shares held by BCIP Associates, 170,440 shares held by BCIP Trust Associates, 2,042,670 shares held by Information Partners Capital Fund, L.P., and 3,445,028 shares of non-voting common stock held by Bain Capital Fund V, L.P.
 (3)  Consists of shares of non-voting common stock.

 (4) Includes 768,000 shares subject to outstanding stock options that are exercisable within the 60 day period following December 31, 1999.

 (5) Consists of 2,042,670 shares held by Information Partners Capital Fund, L.P., whose general partner is Information Partners, a Massachusetts general partnership, of which Mr. Nunnelly is a general partner, 287,028 shares held by BCIP Associates, a Delaware general partnership of which Mr. Nunnelly is a general partner, and 170,440 shares held by BCIP Trust Associates, LP, a Delaware limited partnership of which Mr. Nunnelly is a general partner. Mr. Nunnelly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (6) Includes 65,000 shares subject to outstanding stock options that are exercisable within the 60 day period following December 31, 1999.

 (7) Includes 103,750 shares subject to outstanding stock options that are exercisable within the 60 day period following December 31, 1999.

 (8) Includes 91,748 shares subject to outstanding stock options that are exercisable within the 60 day period following December 31, 1999.

 (9) Consists of shares subject to outstanding stock options that are exercisable within the 60 day period following December 31, 1999.

(10) Includes 1,222,248 shares of common stock issuable upon the exercise of stock options that vest within 60 days after December 31, 1999.

(11) Includes 1,222,248 shares of common stock issuable upon the exercise of stock options that vest within 60 days after December 31, 1999 and 250,500 shares of common stock issuable upon the exercise of stock options that vest upon the closing of this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Effective upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.01 par value per share, 6,000,000 shares of non-voting common stock, and 5,000,000 shares of preferred stock, $.01 par value per share.

   The following summary description of our capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our restated certificate of incorporation and restated by-laws, filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   As of December 31, 1999, there were 20,762,112 shares of common stock outstanding held by 141 stockholders of record and 5,244,004 shares of non-voting common stock outstanding held by two stockholders of record. Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the 8,000,000 shares of common stock offered by us in this offering, there will be 28,762,112 shares of common stock and 5,244,004 shares of non-voting common stock outstanding upon the closing of this offering.

   Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of non-voting common stock are not entitled to any votes, except as required by law. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. Holders of common stock and non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. If the board of directors declares or pays a dividend on common stock, it must declare or pay the same dividend for the non-voting common stock. If the board of directors declares or pays a dividend on the non-voting common stock, it must declare or pay the same dividend on the common stock. Upon the liquidation, dissolution or winding up of Modus Media, the holders of common stock and non-voting common stock are entitled to receive ratably our net assets available after the payment of all our debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Each share of non-voting common stock is convertible into a share of common stock, except to the extent the holder is prohibited from holding shares of voting common stock under the Bank Holding Company Act of 1956. Holders of our common stock have no preemptive, subscription or redemption rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.

Preferred Stock

   Our board of directors will be authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights. There were no shares of preferred stock outstanding as of December 31, 1999.

   Our stockholders have granted the board of directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

   We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

   Our restated certificate of incorporation and restated by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. See "Management--Election of Directors." In addition, our restated certificate of incorporation and restated by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the shares of our capital stock entitled to vote. Under our restated certificate of incorporation and restated by-laws any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Modus Media.

   Our restated certificate of incorporation and restated by-laws also provide that, after the closing of this offering, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our restated certificate of incorporation and restated by-laws further provide that special meetings of the stockholders may only be called by the Chairman of the board of directors, our President, or by the board of directors. Under the restated by-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

Limitation of Liability and Indemnification

   Our restated certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with the service for or on our behalf. In addition, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 34,006,116 shares of common stock outstanding (assuming no exercise of outstanding options). Of these shares, the 8,000,000 shares (9,200,000 shares if the over-allotment option is exercised in full) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

   The remaining 15,684,700 shares of common stock outstanding upon completion of this offering are deemed "restricted shares" under Rule 144 or Rule 701 under the Securities Act. Approximately 4,432,186 shares of restricted shares will be eligible for sale in the public market without any limitation on the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional 20,894,366 shares of common stock will be eligible for sale in the public market pursuant to Rule 144.

   In general, under Rule 144, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  one percent of the then outstanding shares of common stock
     (approximately 340,061 shares immediately after this offering); or

  . the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

   In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares from the issuer or one or our affiliates. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by:

  . persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

  . our affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations.

Options

   Rule 701 also provides that the shares of common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 1997 Stock Incentive Plan may be resold beginning 90 days after the date of this prospectus by:

  . persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

  . our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

   At December 31, 1999, approximately 1,673,506 shares of common stock were issued or issuable pursuant to vested options or pursuant to other rights granted under our 1997 Class A and Class B Replacement Stock Option Plans and our 1997 Stock Incentive Plan of which approximately 92,750 shares are not subject to lock-up agreements with the underwriters and will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this prospectus.

   Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to shares of common stock issuable under our 1997 Stock Incentive Plan. These registration statements would become effective upon filing.

Lock-up Agreements

   Subject to limited exceptions, we and our executive officers, directors and
stockholders, who collectively own approximately    shares of our common stock,
have agreed that, without the prior written consent of Salomon Smith Barney Inc., during the period ending 180 days after the date of this prospectus, we will not

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any shares of our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock for a period of 180 days after the date of this prospectus, or

  . make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock,

regardless of whether any such transactions described in the above two clauses of this paragraph are to be settled by delivery of such common stock or such other securities, in cash or otherwise. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected, to result in, the disposition by any person, directly or indirectly, of any shares of common stock without the prior written consent of Salomon Smith Barney Inc. See "Underwriting."

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of our common stock set forth opposite its name below:

                                                                       Number
     Name                                                             of shares
     ----                                                            ----------
     Salomon Smith Barney Inc.......................................
     Donaldson, Lufkin & Jenrette Securities Corporation............
     FleetBoston Robertson Stephens Inc.............................
     Thomas Weisel Partners LLC.....................................
                                                                     ---------
       Total........................................................ 8,000,000
                                                                     =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., FleetBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Thomas Weisel Partners, LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public
offering price less a concession not in excess of $   per share. The
underwriters may allow, and these dealers may reallow, a concession of not in
excess of $   per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial commitment.

   We, our officers and directors and substantially all of our existing shareholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or securities convertible or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or than an active trading market in our common stock will develop and continue after this offering.

   We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "EMMI".

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                              Paid by Us
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................    $            $
     Total............................................    $            $

   In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

   Any of these activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   We will pay the offering expenses, including registration fees, costs of printing and engraving and legal and accounting fees, estimated to be approximately $1.8 million, excluding underwriting discounts and commissions.

   We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   At our request, the underwriters have reserved up to five percent of the common stock offered in this prospectus for sale to our employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase shares no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-managing underwriter in 91 filed public offerings of equity securities, of which 73 have been completed, and has acted as a syndicate member in an additional 48 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                            VALIDITY OF COMMON STOCK

   The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters for the underwriters will be passed upon by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

   Our consolidated financial statements and financial statement schedule as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 to register the shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Modus Media and the shares of common stock being registered.

   You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Shareholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

   After the two-for-one stock split discussed in Note 3(h) to Modus Media International Holdings, Inc. consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                             /s/ Arthur Andersen LLP

Boston, Massachusetts

January 18, 2000


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Modus Media International Holdings, Inc.:

   We have audited the accompanying consolidated balance sheets of Modus Media International Holdings, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modus Media International Holdings, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP
Boston, Massachusetts

January   , 2000

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (In Thousands, Except Share Amounts)

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................. $  8,447  $ 29,759
  Receivables, less allowance for doubtful accounts of
   $4,402 in 1998 and $5,179 in 1999........................  135,582   117,801
  Inventories, net..........................................   49,030    46,813
  Prepaid expenses and other current assets.................   17,795    14,164
                                                             --------  --------
    Total current assets....................................  210,854   208,537
  Property, plant and equipment, net of accumulated
   depreciation.............................................   70,752    68,271
  Other noncurrent assets...................................    9,604     9,802
                                                             --------  --------
    Total assets............................................ $291,210  $286,610
                                                             ========  ========

                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt......................... $  2,021  $    559
  Accounts payable..........................................  107,203   121,208
  Accrued liabilities.......................................   58,028    57,181
                                                             --------  --------
    Total current liabilities...............................  167,252   178,948
  Long-term debt, net of current portion....................   21,641    55,744
  Deferred income taxes.....................................    2,482     1,727
  Other noncurrent liabilities..............................    6,783     6,822
                                                             --------  --------
    Total liabilities.......................................  198,158   243,241

SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, with a liquidation value
   of $1,000 per share
   Authorized--120,000 in 1998 and 1999
   Issued and outstanding--66,959 in 1998 and none in 1999..   66,959       --
  Common stock, $.01 par value
   Authorized--66,000,000 in 1998 and 1999
   Issued and outstanding--24,370,556 in 1998 and 26,006,116
    in 1999.................................................      244       260
  Additional paid-in capital................................   22,831    14,466
  Retained earnings.........................................    3,292    27,911
  Other comprehensive income (loss).........................     (274)      732
                                                             --------  --------
    Total shareholders' equity..............................   93,052    43,369
                                                             --------  --------
    Total liabilities and shareholders' equity.............. $291,210  $286,610
                                                             ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In Thousands, Except Per Share Data)

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1997      1998      1999
                                                 --------  --------  --------
Revenue......................................... $684,523  $630,082  $697,468
Cost of Revenue (excluding depreciation and
 amortization)..................................  564,788   496,180   549,681
                                                 --------  --------  --------
  Gross profit..................................  119,735   133,902   147,787
Operating Expenses:
 Selling, general and administrative expenses...  110,378    97,999   101,826
 Depreciation and amortization..................   26,371    18,731    17,407
                                                 --------  --------  --------
  Operating income (loss).......................  (17,014)   17,172    28,554
Other Expense (Income):
 Interest expense...............................   16,478     3,882     3,452
 Other expense (income), net....................   (3,649)   (1,722)     (408)
                                                 --------  --------  --------
  Income (loss) before income taxes.............  (29,843)   15,012    25,510
Provision for Income Taxes......................    2,824     4,265     7,550
                                                 --------  --------  --------
  Net income (loss).............................  (32,667)   10,747    17,960
Preferred Stock Dividends.......................      172     5,922     4,885
  Net benefit on repurchase of preferred stock..      --        --    (11,544)
                                                 --------  --------  --------
  Net income (loss) available to common
   shareholders................................. $(32,839) $  4,825  $ 24,619
                                                 ========  ========  ========
  Net income per share:
    Basic.......................................           $   0.19  $   0.98
                                                           ========  ========
    Diluted.....................................           $   0.18  $   0.84
                                                           ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (In Thousands, Except Share Amounts)

                                      Preferred Stock        Common Stock
                                   --------------------- ---------------------
                        Net Parent             $1,000                          Additional               Other
                         Company   Number of Liquidation Number of     $.01     Paid-In   Retained  Comprehensive
                        Investment  Shares      Value      Shares    Par Value  Capital   Earnings  Income (Loss)  Total
                        ---------- --------- ----------- ----------  --------- ---------- --------  ------------- --------
Balance, December 31,
1996..................   $131,703       --     $   --           --     $ --     $    --   $   --        $ --      $131,703
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
 Comprehensive
 income--
 Net loss.............    (31,306)                                                                                 (31,306)
 Translation
 adjustment (including
 taxes of $287).......      3,020       --         --           --       --          --       --          --         3,020
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
 Total comprehensive
 loss.................    (28,286)      --         --           --       --          --       --          --       (28,286)
 Net transfers from
 the Parent Company...    (20,895)      --         --           --       --          --       --          --       (20,895)
 Dividend to the
 Parent Company.......    (40,646)      --         --           --       --          --       --          --       (40,646)
 Conversion of Parent
 Company debt to
 equity...............     40,646       --         --           --       --          --       --          --        40,646
 Capitalization of the
 Company--
 Common stock issued..    (41,876)      --         --    96,517,474      966      40,910      --          --           --
 Preferred stock
 issued...............    (40,646)   40,646     40,646          --       --          --       --          --           --
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
Balance, December 15,
1997..................        --     40,646     40,646   96,517,474      966      40,910      --          --        82,522
 Net loss.............        --        --         --           --       --          --    (1,361)        --        (1,361)
 9.5% cumulative
 dividends on
 preferred stock......        --        --         --           --       --          --      (172)        --          (172)
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
Balance, December 31,
1997..................   $    --     40,646    $40,646   96,517,474    $ 966    $ 40,910  $(1,533)      $ --      $ 80,989
 Comprehensive
 income--
 Net income...........        --        --         --           --       --          --    10,747         --        10,747
 Translation
 adjustment (including
 tax benefits of
 $73).................        --        --         --           --       --          --       --         (274)        (274)
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
 Total comprehensive
 income...............        --        --         --           --       --          --    10,747        (274)      10,473
 Conversion of common
 stock to preferred
 stock................        --     21,132     21,132   72,774,932     (728)    (20,404)     --          --           --
 Redemption of
 preferred stock......        --       (913)      (913)         --       --          913      --          --           --
 Contribution of
 capital..............        --        --         --           --       --        1,231      --          --         1,231
 Issuance of common
 stock under stock
 option plans.........        --        --         --       628,014        6         181      --          --           187
 9.5% cumulative
 dividends on
 preferred stock......        --      6,094      6,094          --       --          --    (5,922)        --           172
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
Balance, December 31,
1998..................   $    --     66,959    $66,959   24,370,556    $ 244    $ 22,831  $ 3,292       $(274)    $ 93,052
 Comprehensive
 income--
 Net income...........        --        --         --           --       --          --    17,960         --        17,960
 Translation
 adjustment (including
 taxes of $298).......        --        --         --           --       --          --       --        1,006        1,006
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
 Total comprehensive
 income...............        --        --         --           --       --          --    17,960       1,006       18,966
 Issuance of common
 stock under stock
 option plans.........        --        --         --     3,602,184       36       1,435      --          --         1,471
 Purchase and
 retirement of common
 stock................        --        --         --    (1,966,624)     (20)     (9,900)     --          --        (9,920)
 Redemption of
 preferred stock......        --       (100)      (100)         --       --          100      --          --           --
 9.5% cumulative
 dividends on
 preferred stock......        --      4,885      4,885          --       --          --    (4,885)        --           --
 Repurchase of
 preferred stock......        --    (71,744)   (71,744)         --       --          --       --          --       (71,744)
 Net benefit on
 repurchase of
 preferred stock......        --        --         --           --       --          --    11,544         --        11,544
                         --------   -------    -------   ----------    -----    --------  -------       -----     --------
Balance, December 31,
1999..................   $    --        --     $   --    26,006,116    $ 260    $ 14,466  $27,911        $732     $ 43,369
                         ========   =======    =======   ==========    =====    ========  =======       =====     ========

  The accompanying notes are an integral part of these financial statements.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                    Year Ended December 31,
                                                  -----------------------------
                                                    1997       1998      1999
                                                  ---------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)..............................  $ (32,667) $ 10,747  $ 17,960
 Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
 Depreciation and amortization..................     26,371    18,731    17,407
 Amortization of deferred financing costs.......        --      1,361     1,286
 Loss on disposal of fixed assets...............        --        --        718
 Deferred income taxes..........................      2,824      (342)     (755)
 Gain on sale of investment.....................        --     (2,088)      --
 Changes in assets and liabilities--
  Receivables, net..............................     17,814   (59,591)   17,811
  Inventories...................................     29,503    (3,133)    2,217
  Prepaid expenses and other current assets.....    (11,935)   (2,507)    3,631
  Accounts payable..............................    (11,395)   22,501    14,005
  Accrued liabilities...........................        844    15,872     1,756
  Noncurrent assets and liabilities.............     (1,025)     (562)     (341)
  Intercompany receivable from Stream...........     49,403       --        --
  Restructuring reserve.........................    (16,837)   (7,457)     (481)
                                                  ---------  --------  --------
   Net cash provided by (used in) operating
    activities..................................     52,900    (6,468)   75,214
                                                  ---------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment.............    (34,032)  (12,307)  (17,123)
 Proceeds from sale of investment...............        --      3,288       --
 Payment of business acquisition, net of cash
  acquired......................................        --        --     (1,545)
 Net proceeds from disposal of fixed assets.....     11,682       119       887
                                                  ---------  --------  --------
   Net cash used in investing activities........    (22,350)   (8,900)  (17,781)
                                                  ---------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from (repayment of) third-party debt..    (18,028)   (1,988)   41,824
 Cash paid to secure third-party financing......     (3,369)   (1,907)      --
 Net transfers from Parent Company..............      7,799      --         --
 Increase (decrease) of capital lease
  obligations...................................      2,071    (3,334)  (10,302)
 Purchase and retirement of common stock........        --        --     (9,910)
 Cash proceeds related to pre-Reorganization tax
  receivable....................................        --      1,231       --
 Repurchase of preferred stock..................        --        --    (60,200)
 Exercise of stock options......................        --        187     1,461
                                                  ---------  --------  --------
   Net cash used in financing activities........    (11,527)   (5,811)  (37,127)
                                                  ---------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS....................................      3,020      (274)    1,006
                                                  ---------  --------  --------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................     22,043   (21,453)   21,312
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....      7,857    29,900     8,447
                                                  ---------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR..........  $  29,900  $  8,447  $ 29,759
                                                  =========  ========  ========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
 ACTIVITIES:
 Assets acquired through capital lease..........  $   3,738  $  1,748  $     46
                                                  =========  ========  ========
 Dividend to the Parent Company.................  $  40,646  $    --   $    --
                                                  =========  ========  ========
 Conversion of Parent Company debt to preferred
  stock.........................................  $  40,646  $    --   $    --
                                                  =========  ========  ========
 Conversion of Parent Company Investment to
  common stock..................................  $  41,876  $    --   $    --
                                                  =========  ========  ========
 Conversion of common stock to preferred stock..  $     --   $ 21,132  $    --
                                                  =========  ========  ========
 Conversion of cash dividends to preferred
  stock.........................................  $     --   $    172  $    --
                                                  =========  ========  ========
 Dividends on preferred stock...................  $     172  $  5,922  $  4,885
                                                  =========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
 Cash paid for interest.........................  $  16,448  $  2,354  $  1,182
                                                  =========  ========  ========
 Cash paid for income taxes.....................  $      79  $  4,607  $  4,894
                                                  =========  ========  ========
 Detail of acquisition:
 Fair value of assets acquired..................        --        --   $  2,615
 Liabilities assumed............................        --        --      1,070
                                                  ---------  --------  --------
   Net cash paid for acquisition................        --        --      1,545
                                                  =========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             December 31, 1999

(1) Nature of Business

   Modus Media International Holdings, Inc. (the Company or MMI) is a global provider of extended supply chain management services to the technology industry. The Company offers a full range of outsource services including e-commerce support services, content management, procurement, management of inventory and materials, manufacturing, fulfillment and customer relationship management. The principal North American operations are located in California, Utah, Washington, Idaho and North Carolina. Principal European subsidiaries include operations in Ireland, the United Kingdom, the Netherlands and France. Principal Asian subsidiaries include operations in Singapore, Taiwan, Australia and China. In addition, the Company holds minority interests in joint ventures in Korea and Japan.

(2) The Reorganization

   The Company began as a division of R.R. Donnelley & Sons Company (R.R. Donnelley or the Parent Company). Pursuant to an April 21, 1995 contribution agreement (the Contribution Agreement), R.R. Donnelley purchased approximately 80% of Corporate Software, Inc. (now known as Corporate Software & Technology or CS&T) and merged it with the division (now known as Modus Media International Holdings, Inc., or the Company) to create Stream International Holdings, Inc. (Stream).

   From April 21, 1995 to December 15, 1997, the Company conducted its business as a unit of Stream. On December 15, 1997, Stream effected a reorganization (the Reorganization), pursuant to which Stream contributed certain assets and liabilities to two wholly-owned subsidiaries, the Company and CS&T. Because the Reorganization occurred between entities under common control the book basis of assets and liabilities were not adjusted and have been accounted for on a carryover basis. Effective with the Reorganization, Stream allocated to the Company approximately $40.6 million of its (intercompany) indebtedness to R.R. Donnelley or 22.2% of the total Stream debt at September 30, 1997. The allocation percentage of 22.2% was determined based on the relative fair value of the three business units based on an independent appraisal. The debt to R.R. Donnelley was then exchanged for 40,646 shares of the Company's preferred stock.

   On January 9, 1998, Stream distributed to its stockholders all of the outstanding voting stock, held by Stream, of the Company and CS&T. In addition, R.R. Donnelley exchanged its equity interest in the Company of approximately
36.4 million shares of the Company's common stock for 21,132 shares of preferred stock valued at $21.1 million.

   Prior to the Reorganization, certain shared expenses among the Stream business units were allocated based on specific or proportional allocation methods which management believed were reasonable. See Note 5(d) for further information on these shared services.

(3) Summary of Significant Accounting Policies

 (a) Basis of Presentation and Consolidation

   The accompanying financial statements include the accounts of the Company and its foreign operations. The accounts of the Company's foreign operations have been translated into United States dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation. All significant intercompany balances and transactions have been eliminated in consolidation.

   Net operating results through December 15, 1997, the date of the Reorganization, were recorded as a return of capital to or contributions from the Parent Company.

                   MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                            December 31, 1999

 (b) Cash and Cash Equivalents
   Cash and cash equivalents include all cash and investments with maturity dates of three months or less.

 (c) Accounts Receivable

   Accounts receivable include outstanding trade accounts receivable as well as certain unbilled amounts owed to the Company by clients in accordance with contracts. The amounts of unbilled receivables at December 31, 1998 and 1999 was approximately $6.9 million and $11.2 million, respectively.

 (d)  Inventories

   Inventories include material, labor and overhead and are valued at the lower of cost or market. Materials include, but are not limited to compact discs, instruction manuals and computer peripherals such as keyboards and mice. Substantially all of the Company's domestic inventories are valued using the first-in, first-out method. The cost of the remaining inventories is principally determined using a specific identification method.

   The components of inventories, net were as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Raw materials.....................................    $ 27,223     $ 29,587
   Work-in-process...................................       4,356        3,371
   Finished goods and completed components...........      17,451       13,855
                                                         --------     --------
                                                         $ 49,030     $ 46,813
                                                         ========     ========
 (e) Property, Plant and Equipment
   Property, plant and equipment are stated at cost. Capitalized computer software is included in machinery and equipment. The Company provides for depreciation and amortization using the straight-line method over estimated useful lives of 33 to 40 years for buildings and 2 to 12 years for machinery and equipment. Leasehold improvements are depreciated using the straight-line method over the remaining lease terms or estimated useful lives, whichever is shorter. Maintenance and repair costs are charged to operating expenses as incurred. When properties are retired or otherwise disposed of, the asset cost and accumulated depreciation are eliminated and the resulting gain or loss, if any, is included in the consolidated statements of income. Effective in fiscal
1999 costs of computer software developed or obtained for internal use have been either expensed or capitalized in accordance with Statement of Position
98-1.

   Property, plant and equipment consisted of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Leasehold improvements............................    $ 10,716     $ 12,133
   Buildings (including assets under capital lease of
    $10,954 in 1998, and $3,339 in 1999).............      26,034       25,978
   Machinery and equipment (including assets under
    capital lease of $14,196 in 1998 and $11,796 in
    1999)............................................     140,094      145,174
                                                         --------     --------
     Total property, plant and equipment.............     176,844      183,285
   Less--Accumulated depreciation and amortization...     106,092      115,014
                                                         --------     --------
     Net property, plant and equipment...............    $ 70,752     $ 68,271
                                                         ========     ========

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

 (f) Investments in Joint Ventures

   As of December 31, 1999, the Company has investments in two joint ventures accounted for under the equity method. The affiliates provide a full range of integrated services including software manufacturing, hardware assembly, on-demand manufacturing and response management. At December 31, 1999, these investments with a value of $0.7 million were included in other noncurrent assets on the balance sheet. The Company's equity in earnings from these affiliates are included in other expense (income) in the statements of operations and totaled $0, $0 and $0.2 million for the years ended December 31, 1997, 1998 and 1999, respectively.

 (g) Accrued Liabilities

   Accrued liabilities consisted of the following (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Accrued compensation and other benefits............   $24,026      $23,384
   Accrued taxes......................................     6,622        9,106
   Accrued customer rebates and advances..............     7,299        9,451
   Accrued occupancy expenses.........................     7,452        3,853
   Other accrued liabilities..........................    12,629       11,387
                                                         -------      -------
                                                         $58,028      $57,181
                                                         =======      =======

 (h) Common Stock Split

   On January 18, 2000, the Company's Board of Directors approved a 2-for-1 stock split effected as a stock dividend to shareholders. All per share and share outstanding data in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been retroactively restated to reflect the stock split.

 (i) Income Taxes

   The provision for income taxes is based on income before taxes as reported in the accompanying consolidated statements of income. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is realizable, based upon the realization criteria defined in SFAS No. 109, Accounting for Income Taxes.

   United States federal income taxes are not provided on the unremitted accumulated earnings of foreign subsidiaries, as such earnings are considered to be permanently reinvested abroad.

 (j) Foreign Currency Translation

   Foreign currencies are translated in accordance with SFAS No. 52, Foreign Currency Translation. Under this standard, assets and liabilities of the Company's international subsidiaries are translated into United States dollars at current exchange rates. Income and expense items are translated at average exchange rates prevailing during the year.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

   Gains and losses arising from the translation of the Company's international subsidiaries' financial statements are accounted for in shareholders' equity. Gains and losses from foreign currency transactions are included in other expense (income) in the statements of operations. The Company recorded a foreign currency transaction loss of $2.5 million in 1997, a gain of $0.7 million in 1998 and a loss of $0.7 million in 1999.

 (k) Revenue Recognition

   The Company offers a full range of outsource services. Billings for these services consist of per transaction fees, incremental fees added to the cost of the materials used in manufacturing and assembly, and other billings to clients, which may be on the basis of project or development fees or per transaction fees for outsource services, including e-commerce storefront development, response center transactions such as calls or emails and customer relationship management. Revenue is recognized for these services when a service arrangement exists, the service has been rendered, fees are fixed or determinable, and collectibility is reasonably assured. Provisions for returns, rebates and bad debts are recorded when revenue is recognized.

 (l) Fair Value of Financial Instruments

   The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is based on the current rates offered to the Company for debt instruments of similar risks and maturities and approximates its carrying value.

 (m) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (n) Reclassification and Presentation

   Certain reclassifications have been made to prior period amounts to conform with the current year presentation.

 (o) New Accounting Pronouncements

   The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 137, is required to be adopted by the Company no later than fiscal year 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company plans to adopt this statement in fiscal year 2001. Management does not believe that the adoption of SFAS No. 133 will have a material effect on the Company's financial position or results of operations.

   Effective January 1, 1999, the Company adopted the provisions of the American Institute of Certified Public Accountants' SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

Internal Use." SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. There was no material impact of adoption on the Company's financial position or results of operations.

(4) Business Acquisition

   On December 31, 1999, the Company acquired substantially all the assets of CTS Company, LTD (CTS) for a cash purchase price of $1.5 million. CTS is a Taiwanese manufacturer of compact discs. Because the acquisition was completed on December 31, 1999, no results of operations have been included in the accompanying Statement of Operations. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values. The purchase price was financed through available cash. The purchase price in excess of the net assets is $0.5 million and is being amortized on a straight-line basis over 5 years.

   The pro forma results for 1999, assuming the acquisition had been made at the beginning of the year, would not be materially different from reported results.

(5) Related Party Transactions

 (a) Accounts Receivable Sold With Recourse

   During 1997, pursuant to an agreement with R.R. Donnelley, the Company sold certain accounts receivable, with recourse, to R.R. Donnelley Receivables, Inc.
(DRI), a wholly owned subsidiary of R.R. Donnelley. The agreement required that DRI pay the Company weekly amounts based on estimated monthly billings for eligible domestic receivables, as defined. During the eleven and a half months ended December 15, 1997, the Company factored $286.4 million of receivables to DRI and the related factoring charge amounted to $3.5 million. The agreement was terminated on December 15, 1997, in connection with the Reorganization. The Company agreed to a final settlement with DRI during 1998 on disputed receivables, which was not material to the Company's financial position or results of operations.

 (b) Sales and Purchases with R.R. Donnelley

   Prior to the Reorganization, R.R. Donnelley sales representatives sold products that were produced in the Company's facilities. Such sales amounted to $13.9 million for the year ended December 31, 1997 and have been included in revenue in the accompanying statement of income. The Company also purchased, at arm's- length, approximately $7.3 million of print related materials from entities affiliated with R.R. Donnelley during the year ended December 31, 1997.

 (c) Loans to Officers

   The Company has extended nonrecourse loans to certain officers and former officers of the Company. The loans, which totaled $3.5 million, $3.7 million and $3.3 million at December 31, 1997, 1998, and 1999, bear interest at rates ranging from 7.25% to 7.75% and mature at the earlier of a defined maturity date between 2000 and 2004, or a liquidity event, such as a sale or other change in control. Interest on the loans is due at maturity. The loans and accrued interest receivable are classified as other noncurrent assets in the accompanying consolidated balance sheets.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

 (d) Transactions with Other Related Parties

   Effective December 15, 1997, the Company entered into a management agreement with a current shareholder, which requires the shareholder to provide managerial, financial and transactional advice and services to the Company. For each of the years ended December 31, 1998 and 1999, the management fee for this agreement was $1.5 million and is included in the Company's selling, general, and administrative expenses.

   As part of the Reorganization, the Company entered into agreements (collectively, the Transitional Service Agreements) with Stream and CS&T for certain services formerly shared among such entities. Pursuant to the Transitional Service Agreements, the Company received certain legal, information technology and other services and provided certain tax, employee benefit and financial reporting services. Expenses related to purchased services were approximately $1.0 million and $0.2 million in 1997 and 1998, respectively. These expenses were offset by approximately $4.3 million and $0.2 million of charges in 1997 and 1998, respectively, for services performed by the Company. No such services were provided nor were expenses incurred during the year ended December 31, 1999.

   The Company has entered into a tax sharing agreement with Stream and CS&T under which they will indemnify the Company, and the Company will indemnify Stream and CS&T, with respect to any taxes relating to their businesses prior to the Reorganization, after taking into account, under rules set forth in the tax sharing agreement, the net operating loss carryforwards and other tax attributes of Stream immediately prior to the Reorganization (and in limited circumstances losses and other tax attributes of the Company carried back to periods prior to the Reorganization). The tax sharing agreement also defines the parties' obligations for filing tax returns, and their rights and obligations for claims made by the Internal Revenue Service or other taxing authorities for periods prior to the Reorganization.

   In 1998, the Company received a $1.2 million tax refund, arising from its business operations prior to the April 21, 1995 Contribution Agreement. This amount was recorded as a contribution of capital in the consolidated statement of shareholders' equity.

(6)  Debt Financing

   Borrowings during the first eleven and a half months of 1997 were in the form of an intercompany loan with R.R. Donnelley with interest based on LIBOR plus 35 basis points. Interest expense on this facility was approximately $9.4 million for the period ended December 15, 1997. Effective with the Reorganization, the Company discontinued all intercompany loan activity with R.R. Donnelley.

   On December 15, 1997, the Company and certain of its international subsidiaries entered into a credit agreement with a group of banks for a revolving line of credit of $130 million, expiring on December 17, 2001. The credit facility is collateralized by substantially all of the Company's assets, including shares of its subsidiaries, and the amount available for borrowings is limited to the borrowing base, which is calculated based on eligible receivables, inventories and fixed assets. The credit agreement also contains certain covenants, of which the most restrictive relates to tangible net worth. As of December 31, 1999 the Company was in compliance with all debt covenants. Borrowings under the agreement bear interest at rates based on either LIBOR, the banks' prime rate or the Federal Funds rate, plus an applicable margin. The applicable interest rate at December 31, 1999 was 8.47%. As of December 31, 1998 and December 31, 1999, the borrowing base was $81.9 million and $88.9 million, respectively.

   Borrowings under the line of credit have been classified as long-term since the Company has the ability and intent to maintain such debt on a long-term basis. Commitment fees are 37.5 basis points on the unused portion of the line of credit.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

   Certain of the Company's foreign subsidiaries have additional lines of credit available to fund local working capital requirements. The lines of credit are collateralized by certain assets of the local entities. Approximately $13.6 million and $13.4 million of these facilities were unused at December 31, 1998, and December 31, 1999, respectively.

   The Company's debt was as follows (in thousands):

                                                       December 31, December 31,
                                                           1998         1999
                                                       ------------ ------------
   Revolving line of credit..........................    $ 10,000     $ 35,000
   Loan payable for repurchase of preferred stock due
    in 2002 at an interest rate of 9.5%..............         --        12,700
   Bank debt assumed in business acquisition due in
    2007 at an interest rate of 7.0%.................         --         1,070
   Mortgage payable due in 2004 at an interest rate
    of 5.14%.........................................         --         4,127
   Capital leases payable in varying amounts through
    2008 at a weighted average interest rate of
    7.16%............................................      13,662        3,406
                                                         --------     --------
                                                           23,662       56,303
   Less--Current portion.............................       2,021          559
                                                         --------     --------
     Long-term portion...............................    $ 21,641     $ 55,744
                                                         ========     ========

(7) Commitments and Contingencies

 (a) Lease Commitments

   The Company leases certain offices, facilities and equipment under noncancellable leases, which expire at various dates through 2008. Rent expense for operating leases was $12.4 million, $16.3 million and $17.5 million for the years ended December 31, 1997, 1998 and 1999, respectively. At December 31, 1999, future minimum lease payments for noncancellable leases were payable as follows (in thousands):

   Year                                                       Operating Capital
   ----                                                       --------- -------
   2000......................................................   16,269    1,588
   2001......................................................   12,303      386
   2002......................................................   10,579      332
   2003......................................................    8,426      324
   2004......................................................    6,209      323
   Thereafter................................................   18,504    1,300
                                                               -------  -------
     Total minimum payments..................................  $72,290    4,253
                                                               =======
     Less--Amounts representing interest.....................              (847)
                                                                        -------
     Present value of minimum lease payments.................           $ 3,406
                                                                        =======

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999


 (b) Commitments and Contingencies

   Certain key executives are covered by employment agreements, which establish salaries, certain benefits and incentive compensation and separation terms. Some key executives in foreign countries are also covered by agreements, which contain provisions that are typical in those countries.

   In connection with the Reorganization, the Company, Stream and CS&T entered into agreements, which contain general indemnities between the companies. Under the agreements, each of the companies indemnifies the others for any losses, liabilities or damages in connection with any liability, claim or action assumed by such company in the Reorganization.

   The Company is a party to certain litigation arising in the ordinary course of business, which, in the opinion of management, will not have a material adverse effect on the Company's financial position or results of operations.

 (c) Significant Customers and Concentration of Credit Risk

   For the year ended December 31, 1997, two customers accounted for approximately 17% and 14% of total Company revenue. For the year ended December 31, 1998, two customers accounted for approximately 23% and 12% of total Company revenue. For the year ended December 31, 1999, one customer accounted for approximately 26% of total Company revenue. No other customers accounted for greater than 10% of total Company revenue for the years ended December 31, 1997, 1998, or 1999.

   Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade receivables with customers in the technology industry. The large number of customers comprising the Company's customer base and their geographic dispersion mitigates this credit risk. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potentially uncollectible accounts.

(8) Income Taxes

   The provision for income taxes was comprised of the following (in thousands):

                                                               Year Ended
                                                              December 31,
                                                          ---------------------
                                                           1997   1998    1999
                                                          ------ ------  ------
   Current:
     Domestic............................................ $  --  $  --   $  --
     Foreign.............................................    --   4,607   8,305
   Deferred..............................................  2,824   (342)   (755)
                                                          ------ ------  ------
                                                          $2,824 $4,265  $7,550
                                                          ====== ======  ======

   Income before income taxes included approximately $6.6 million, $28.0 million and $26.6 million related to foreign operations for the years ended December 31, 1997, 1998 and 1999, respectively.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999


   The Company's effective tax rate differed from the statutory United States federal income tax rate as follows:

                                                              Year Ended
                                                             December 31,
                                                           --------------------
                                                           1997    1998   1999
                                                           -----   -----  -----
   Federal statutory rate................................. (35.0)%  35.0%  35.0%
   Foreign tax effect, net................................ (10.0)  (40.1) (17.4)
   Valuation allowance items..............................  54.5    31.6   11.5
   Other..................................................   --      1.9    0.5
                                                           -----   -----  -----
                                                             9.5%   28.4%  29.6%
                                                           =====   =====  =====

   The components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

                                                     December 31, December 31,
                                                         1998         1999
                                                     ------------ ------------
   Deferred tax assets--
     Receivable allowances..........................   $   921      $ 1,412
     Inventory adjustments..........................     1,680        2,473
     Property, plant and equipment..................     1,397          742
     Accrued liabilities............................       670        1,521
     Tax loss carryforwards.........................     7,865       11,581
                                                       -------      -------
       Total deferred tax assets....................    12,533       17,729
   Less--Valuation allowance........................   (12,533)     (17,729)
                                                       -------      -------
       Deferred tax assets, net of valuation
        allowance...................................   $   --       $   --
                                                       =======      =======
   Deferred tax liabilities--
     Property, plant and equipment..................   $ 2,482      $ 1,727
                                                       -------      -------
       Total deferred tax liabilities...............     2,482        1,727
                                                       -------      -------
   Net deferred tax liabilities.....................   $ 2,482      $ 1,727
                                                       =======      =======

   Undistributed earnings and profits of foreign subsidiaries subject to U.S. tax upon repatriation amounted to approximately $62.2 million at December 31, 1999. U.S. federal income taxes are not provided on the unremitted accumulated earnings of foreign subsidiaries, as such earnings are considered to be permanently reinvested abroad.

   A valuation allowance has been established to fully reserve the tax benefits associated with certain temporary differences and the net operating loss carryforwards as it cannot be determined, given the history of cumulative tax losses in certain tax jurisdictions, that it is more likely than not these deferred tax assets will be realized. These tax loss carryforwards of $29.0 million at December 31, 1999 will generally expire between 2000 and 2019. A tax benefit of approximately $4.3 million associated with the exercise of stock options will be allocated to equity when realized.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

(9) Employee Benefit Plans

 (a) Defined Contribution Plans

   The Company has a defined contribution 401(k) plan covering substantially all domestic employees who meet certain eligibility requirements. Participants may make contributions to the 401(k) plan from 1% to 15% of their compensation, as defined in the plan. The Company also contributes a certain percentage of the employee's annual compensation to the 401(k) plan, subject to certain limitations. Company contributions are fully vested after two years of service. Contributions and costs attributable to the 401(k) plan amounted to $0.6 million, $0.6 million, and $0.8 million for the years ended December 31, 1997, 1998, and 1999, respectively.

   Certain of the Company's foreign subsidiaries also have defined contribution plans covering those employees who meet certain eligibility requirements. Participants may make contributions to the plans from 1% to 20% of their compensation, as defined. The Company also contributes a certain percentage of the employee's annual compensation to the plans, subject to certain limitations. Contributions attributable to the plans amounted to $1.3 million, $1.4 million and $1.7 million for the years ended December 31, 1997, 1998 and 1999, respectively.

 (b) Defined Benefit Pension Plans

   Certain of the Company's foreign subsidiaries have defined benefit pension plans for long-term employees. The plans are based on an employee's years of service and earnings. The retirement plan liabilities and their related costs are computed in accordance with the laws and appropriate actuarial practices of the individual countries. The change in benefit obligation and plan assets consisted of the following (in thousands):

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
Change in Benefit Obligation:
Benefit obligation at beginning of period.......... $ 4,168  $ 4,629  $ 5,716
Service cost.......................................    (108)     (95)     (87)
Plan participants' contributions...................     547      622      629
Amendments.........................................     --     1,176      981
Benefits paid......................................      22     (616)    (246)
                                                    -------  -------  -------
Benefit obligation at end of period................ $ 4,629  $ 5,716  $ 6,993
                                                    =======  =======  =======
Change in Plan Assets:
Fair value of plan assets at beginning of period... $ 2,015  $ 3,782  $ 4,886
Actual return on plan assets.......................     694      586    1,094
Acquisition........................................      79        0       13
Employer contribution..............................     425      512      524
Plan participants' contributions...................     547      622      629
Benefits paid......................................      22     (616)    (246)
                                                    -------  -------  -------
Fair value of plan assets at end of period......... $ 3,782  $ 4,886  $ 6,990
                                                    =======  =======  =======
Funded status...................................... $  (847) $  (830) $    (3)
Unamortized prior service cost.....................      --       --       --
Unrecognized actuarial gain........................     960      825      194
                                                    -------  -------  -------
Net amount of asset (liability) reflected in
 consolidated balance sheet........................ $   113  $    (5) $   191
                                                    =======  =======  =======

   The net periodic benefit costs were $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 1997, 1998 and 1999, respectively.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

   The average rate of compensation increase and the expected return on plan assets used to account for the plans were 6% and 8%, respectively, for each of the years ended December 31, 1997, 1998 and 1999.

(10) Shareholders' Equity

 (a) Common Stock

   The Company has authorized common stock and nonvoting common stock. The holders of common stock are entitled to one vote for each share held, and the holders of nonvoting common stock have no voting rights. In late November, 1999, the Company repurchased 1,899,624 shares of common stock from non-employees at $5.18 per share for an aggregate purchase price of $9.8 million.

   Common stock consisted of the following:

                                                     December 31, December 31,
                                                         1998         1999
                                                     ------------ ------------
     Common stock, authorized--60,000,000 shares;
      shares issued and outstanding.................  19,126,552   20,762,112
     Nonvoting common stock, authorized--6,000,000
      shares; shares issued and outstanding.........   5,244,004    5,244,004
                                                      ----------   ----------
     Total shares outstanding.......................  24,370,556   26,006,116
                                                      ==========   ==========

 (b) Preferred Stock

   The Company has authorized 120,000 shares of 9.50% series senior cumulative preferred stock. Preferred stock shares issued and outstanding at December 31, 1998 were 66,959. Preferred dividends accrue at the rate of $95 per annum per share and are payable in cash, additional shares, or any combination of the two. At December 31, 1998, cumulative preferred dividends in arrears were approximately $526,000. On October 13, 1999, the Company repurchased all of its outstanding preferred stock, 71,744 shares, valued at $71.7 million, for $60.2 million, comprised of cash and a note for $12.7 million. The note accrues interest at a rate of 9.5% per annum and interest is to be paid quarterly. The note matures on the earliest of October 13, 2002, a change in control of the Company or a public offering of the Company's shares. At December 31, 1999, there were no preferred stock shares issued and outstanding nor were there any cumulative preferred dividends in arrears. The preferred stock value in excess of the repurchase amount of $11.5 million was added to net earnings to arrive at net earnings available to common shareholders.

 (c) Stock Option Plans

   In connection with the Reorganization, outstanding awards under Stream's stock option plans were replaced by substitute awards under the Company's Class A and Class B Replacement Option Plans. The Company also established the 1997 Stock Incentive Plan (the Plan), which is administered by the Board of Directors of the Company. The Plan, as amended, provides for the issuance of up to 5.7 million options to purchase shares of common stock, at exercise prices and vesting periods determined by the Board and defined in the applicable option agreements. Options may be granted to employees, officers, directors, consultants and advisors of the Company under the Plan.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

Option grants generally vest over four or five years. For the options which vest over five years, exercisability is partially subject to the attainment of certain liquidity thresholds. Options can not be issued under the Plan after December 15, 2007; however, options previously granted under the Plan may still be exercised beyond that date. The Plan also contains certain provisions for the option holders in the event of an acquisition, as defined in the Plan. Options granted under the plan were granted at the estimated fair values at the grant dates and, consequently, no compensation expense was recognized in any of the reported periods.

   During 1995, the FASB issued SFAS No. 123, Accounting for Stock Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

   The Company has elected to account for its stock-based employee compensation plans under APB No. 25. However, for pro forma disclosure purposes, the Company has computed the compensation expense in 1997, 1998 and 1999 for all options granted, using the Black-Scholes option pricing model as prescribed by SFAS No.
123. The fair value of the 1997, 1998 and 1999 options granted is estimated on the date of grant using the following assumptions: a dividend yield of 0%, an expected volatility of 18% and an expected life of 5 years for each year, and a risk-free interest rate of 6.22%, 5.71% and 5.81%, respectively for 1997, 1998 and 1999.

   The method prescribed by SFAS No. 123 has not been applied to the options granted prior to January 1, 1995, and as a result, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. The Company's compensation expense is attributable to options in the Company that Stream and CS&T granted to the Company's employees and does not reflect any compensation attributable to employees of Stream or CS&T.

   If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net income would have been reduced and net loss would have been increased to the following pro forma amounts (in thousands except per share data):

                                                             Year Ended
                                                            December 31,
                                                       ------------------------
                                                         1997     1998   1999
                                                       --------  ------ -------
     Net income (loss) available to common
      shareholders:
       As reported.................................... $(32,839) $4,825 $24,619
       Pro forma......................................  (33,470)  4,341  23,974
     Earnings per share:
       Basic earings per share, pro forma for the
        effect of
        SFAS No. 123..................................           $ 0.17 $  0.95
       Diluted earnings per share, pro forma for the
        effect of
        SFAS No. 123..................................             0.17    0.81

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999


   On January 9, 1998, the outstanding awards under Stream's stock option plans were replaced by substitute awards such that for each option then held, the option holder received an option in the Company, Stream and CS&T. The substitute awards have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and the same vesting provisions, option periods and other terms and conditions of the options that they replaced.

   The following table summarizes the status of the Company's stock option plans and changes to the plans during the periods indicated:

                                                                     Weighted
                                                      Number of      Average
                                                        Shares    Exercise Price
                                                      ----------  --------------
   Outstanding at December 31, 1996..................  8,946,324      $0.41
   Granted...........................................    383,000       0.48
   Exercised.........................................   (221,904)      0.06
   Forfeited/cancelled............................... (1,445,664)      0.36
                                                      ----------
   Outstanding at December 31, 1997..................  7,661,756       0.43
   Granted...........................................  3,400,000       0.29
   Exercised.........................................   (680,316)      0.30
   Forfeited/cancelled............................... (2,560,560)      0.41
                                                      ----------
   Outstanding at December 31, 1998..................  7,820,880       0.35
   Granted...........................................  2,715,378       6.11
   Exercised......................................... (3,602,184)      0.36
   Forfeited/cancelled...............................   (623,458)      0.61
                                                      ----------
   Outstanding at December 31, 1999..................  6,310,616      $1.87
                                                      ==========
   Options exercisable at:
     December 31, 1997...............................  4,969,428      $0.42
     December 31, 1998...............................  3,395,464       0.40
     December 31, 1999...............................  1,673,506       0.39

   Options available for grant at December 31, 1997, 1998 and 1999 were 1,007,512, 200,000 and 266,500, respectively. The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                                          Weighted Average
                                             Remaining
      Range of         Outstanding at       Contractual       Exercisable at
   Exercise Prices    December 31, 1999     Life (Years)     December 31, 1999
   ---------------    -----------------   ----------------   -----------------
   $       0.06             182,748             5.07               182,748
      0.29-0.36           3,368,368             8.12             1,010,758
      0.60-0.87             480,000             5.30               480,000
           1.15             430,000             9.45                   --
           5.18           1,789,500             9.78                   --
          11.00              60,000             9.96                   --
   ------------           ---------             ----             ---------
   $0.06-$11.00           6,310,616             8.40             1,673,506
    ============          =========             ====             =========

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

(11) Earnings Per Share

   The following table sets forth the computation of basic and diluted income per share (in thousands, except per share amounts):

                                                               Year Ended
                                                              December 31,
                                                            ----------------
                                                             1998       1999
                                                            ------- ------------
   Basic:
     Net income available to common shareholders........... $ 4,825 $ 24,619
                                                            ======= ========
     Weighted average shares outstanding...................  25,497   25,228
                                                            ======= ========
     Net income per share.................................. $  0.19 $   0.98
                                                            ======= ========

   Diluted:
     Net income available to common shareholders........... $ 4,825 $ 24,619
                                                            ======= ========
     Weighted average shares outstanding...................  25,497   25,228
     Effect of dilutive common stock options...............     647    4,200
                                                            ------- --------
       Total...............................................  26,144   29,428
                                                            ======= ========
     Net income per share.................................. $  0.18 $   0.84
                                                            ======= ========

   Prior to the Reorganization, no common shares were outstanding; therefore, income per share data prior to 1998 is not meaningful and has been excluded.

(12) Segment Information

   The Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information in fiscal 1999. The Company has three reportable business segments based on geographic regions: the Americas, Europe and Asia-Pacific. The Company identifies such segments based upon geographical regions of operations because each operating segment offers a full range of outsource services including e-commerce support services, content management, procurement, materials management, manufacturing, fulfillment and customer relationship management, but serves strategically different markets.

   The accounting policies of the geographic segments are the same as those described in the summary of significant accounting policies as described in
Note 3. In each geographical region the chief operating decision maker evaluates the performance of the geographic segments based on segment earnings before interest and taxes. Revenue for each segment is based on the location of the subsidiary providing the service. Inter-segment revenue and transfers between geographic regions are accounted for at prices that approximate arm's-length transactions. The table below presents information about the Company's reportable segments (in thousands). Corporate information is included to reconcile segment data to the consolidated financial statements.

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

                                                  Year Ended December 31,
                                                 ----------------------------
                                                   1997      1998      1999
                                                 --------  --------  --------
   Revenue from unaffiliated customers:
     Americas................................... $312,918  $282,934  $319,286
     Europe.....................................  225,140   237,702   268,633
     Asia-Pacific...............................  146,465   109,446   109,549
                                                 --------  --------  --------
                                                 $684,523  $630,082  $697,468
                                                 ========  ========  ========
   Intersegment revenue:
     Americas................................... $ 24,915  $  3,640  $  3,142
     Europe.....................................    1,088     1,268       262
     Asia-Pacific...............................      660       435     2,264
                                                 --------  --------  --------
                                                   26,663     5,343     5,668
                                                 --------  --------  --------
   Total revenue................................  711,186   635,425   703,136
   Intersegment eliminations....................  (26,663)   (5,343)   (5,668)
                                                 --------  --------  --------
                                                 $684,523  $630,082  $697,468
                                                 ========  ========  ========
   EBIT:
     Americas................................... $ (4,237) $ 20,828  $ 18,495
     Europe.....................................   13,942    18,834    14,827
     Asia-Pacific...............................    1,720     1,396    14,855
     Corporate..................................  (24,790)  (22,164)  (19,215)
                                                 --------  --------  --------
       Total EBIT...............................  (13,365)   18,894    28,962
     Interest expense...........................  (16,478)   (3,882)   (3,452)
                                                 --------  --------  --------
       Income (loss) before income taxes........ $(29,843) $ 15,012  $ 25,510
                                                 ========  ========  ========
   Total property, plant and equipment, net:
     Americas...................................           $ 16,546  $ 16,024
     Europe.....................................             30,600    25,911
     Asia-Pacific...............................             22,177    24,708
     Corporate..................................              1,429     1,628
                                                           --------  --------
                                                           $ 70,752  $ 68,271
                                                           ========  ========
   Total assets (excluding intersegment
    balances):
     Americas...................................           $105,381  $107,277
     Europe.....................................            125,147   114,560
     Asia-Pacific...............................             57,635    61,902
     Corporate..................................              3,047     2,871
                                                           --------  --------
       Total assets.............................           $291,210  $286,610
   Intersegment balances:
     Americas...................................           $  2,037  $  1,290
     Europe.....................................                933     1,807
     Asia-Pacific...............................                889     6,992
     Corporate..................................              9,480       898
                                                           --------  --------
                                                             13,339    10,987
                                                           --------  --------
   Total assets.................................            304,549   297,597
   Intersegment eliminations....................            (13,339)  (10,987)
                                                           --------  --------
                                                           $291,210  $286,610
                                                           ========  ========

                    MODUS MEDIA INTERNATIONAL HOLDINGS, INC.

                             December 31, 1999

(13) Restructuring Charge

   In 1996, management undertook a restructuring of its worldwide manufacturing operations by exiting its offset printing business and focusing on becoming a provider of global supply chain management solutions. The Company recorded a pretax charge of $100.9 million, which included the restructuring of its operations and the write-down of certain equipment, intangibles and other long-lived assets. The restructuring charge included approximately $28.3 million for severance and termination benefits and $7.5 million for the remaining lease obligations related to the closure of four facilities: two in North America, one in Europe, and one in Asia. The remaining charge related primarily to impairment losses on long-lived assets, which were calculated based on the excess carrying amounts of the assets over the assets' fair values. The fair value of a long-lived asset was generally determined using undiscounted estimates of the future cash flows generated by that asset.

   At December 31, 1998 and 1999, the remaining accrual relating to the above-mentioned charges totaled $0.5 million and $0, respectively. Cash expenditures and non-cash expenditures were $16.8 million and $11.2 million, respectively, for 1997, $7.5 million and $3.7 million, respectively, for 1998, and $0.5 million and $0, respectively, for 1999.

                              [Inside Back Cover]

                          Apeldoorn, The Netherlands

             [Circular photograph of exterior of Apeldoorn center]

Cumbernauld, Scotland                                      Fremont, California
[circular photograph of                                    [circular photograph
exterior of Cumbernauld                                    of exterior of
center]                                                    Fremont center]

                              [Modus Media Logo]
                        Global . Integrated . Trusted.

[circular photograph of                                    [circular photograph
exterior of Kildare center]                                of exterior of Salt
                                                           Lake City center]
Kildare, Ireland
                            [circular photograph of        Salt Lake City, Utah
                            exterior of Singapore center]

                                   Singapore

                         20 Solution Centers Worldwide

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             8,000,000 Shares

                    Modus Media International Holdings, Inc.

                                  Common Stock


                [Logo of Modus Media International appears here]

                                   --------

                                   PROSPECTUS
                                        , 2000

                                   --------

                              Salomon Smith Barney
                          Donaldson, Lufkin & Jenrette
                               Robertson Stephens
                           Thomas Weisel Partners LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.

     SEC registration fee........................................... $   39,600
     NASD filing fee................................................     15,500
     Nasdaq National Market listing fee.............................     95,000
     Printing and engraving expenses................................    400,000
     Legal fees and expenses........................................    600,000
     Accounting fees and expenses...................................    350,000
     Blue Sky fees and expenses (including legal fees)..............     15,000
     Transfer agent and registrar fees and expenses.................     10,000
     Miscellaneous..................................................    274,900
                                                                     ----------
       Total........................................................ $1,800,000
                                                                     ==========

   The Company will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers.

   The Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's by-laws, any agreement, a vote of stockholders or otherwise. The Restated Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant's Amended and Restated By-Laws (the "Restated By-Laws"), provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant's Form of Amended and Restated Certificate of Incorporation and Form of Amended and Restated By-Laws filed as Exhibits 3.2 and 3.4 hereto, respectively.

   The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Restated Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities.

   Since its incorporation as an independent company in December 1997, the Company has issued the following securities that were not registered under the Securities Act as summarized below:

     (a) Issuances of Capital Stock. On December 10, 1997, we issued 3,445,028 shares of our non-voting common stock to Bain Capital, Inc. as partial payment for services rendered to us. On December 15, 1997, we issued 40,646 shares of our preferred stock to R.R. Donnelley in exchange for the cancellation of certain inter-company debt assigned to us pursuant to the reorganization of Stream International Inc. On January 9, 1998, we were spun off from Stream and, pursuant to that spin-off, our shares were distributed to the shareholders of Stream. Following the spin-off, R.R. Donnelley exchanged its shares of our common stock for 21,132 additional shares of our preferred stock. Dividends on our preferred stock were accrued and were paid in kind by the issuance of 6,094 additional shares of our preferred stock in December 1998, less an offset of 913 shares. Our Board of Directors authorized additional dividends on our preferred stock during 1999 and such dividends accrued on our books. On October 13, 1999, we repurchased in full all of the issued and outstanding shares of our preferred stock. On April 21, 1998, we exchanged 1,798,976 shares of our common stock, which were owned by BankAmerica Investment Corporation, for 1,798,976 shares of our non-voting common stock.

     (b) Certain Grants and Exercises of Stock Options. The Company's 1997 Class A and Class B Replacement Stock Option Plan and 1997 Stock Incentive Plans were adopted by the Board of Directors and sole stockholder of the Company on December 15, 1997. As of December 31, 1999, options to purchase 4,256,224 shares of common stock had been exercised for a consideration of $1.6 million under the Company's 1997 Stock Incentive Plan and options to purchase 6,310,616 shares of common stock were outstanding under the Company's 1997 stock option plans.

   No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase common stock, Rule 701 of the Securities Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits:

   Exhibit No.                         Description
   -----------                         -----------
      *1.1     --Form of Underwriting Agreement

     **3.1     --Amended and Restated Certificate of Incorporation of the
                Registrant, as amended

      *3.2     --Form of Second Amended and Restated Certificate of
                Incorporation of the Registrant, to be filed prior to the
                closing of this offering

   Exhibit No.                            Description
   -----------                            -----------
      **3.3    --Amended and Restated By-Laws of the Registrant

       *3.4    --Form of Second Amended and Restated By-Laws of the Registrant,
                to be effective upon the closing of this offering

       *4.1    --Specimen common stock certificate

        4.2    --See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the
                Second Amended and Restated Certificate of Incorporation and
                Amended and Restated By-Laws of the Registrant defining the rights of holders of common stock of the Registrant

       *5.1    --Opinion of Hale and Dorr LLP

     **10.1    --Contribution Agreement, dated as of December 15, 1997, among
                Stream International Inc. (f/k/a Stream International Holdings,
                Inc.), the Registrant and Modus Media International, Inc.

     **10.2    --Tax Sharing Agreement, dated as of December 15, 1997, among
                Stream International Inc., the Registrant, Modus Media
                International, Inc., Corporate Software & Technology Holdings,
                Inc. and Corporate Software & Technology, Inc.

     **10.3    --The Registrant's 1997 Stock Incentive Plan, as amended

     **10.4    --Forms of Option Grants under the Registrant's 1997 Stock
                Incentive Plan

     **10.5    --The Registrant's 1999 Management Incentive Plan

      *10.6    --The Registrant's 1999 Employee Stock Purchase Plan

     **10.7    --Sublease, dated June 18, 1997, by and between The Travelers
                Indemnity Company and Stream International Inc., as amended

     **10.8    --Lease, dated December 19, 1994, between Lieboch Limited, R.R.
                Donnelley Ireland Turnkey Services Kildare and Allied Irish
                Banks, p.l.c.

     **10.9    --Lease, dated December 2, 1996, by and between Housing &
                Development Board and Stream International Pte Ltd., as amended

     **10.10   --Lease, dated December 3, 1994, by and between Novell, Inc. and
                R.R. Donnelley & Sons Company, as assigned by Assignment and
                Assumption of Lease, dated April 21, 1995, by and between R.R.
                Donnelley & Sons Company and Stream International Holdings,
                Inc., as amended

     **10.11   --Amended and Restated 7 3/4 Unsecured Promissory Note, dated
                March 7, 1997, by and between Terence M. Leahy, as the
                Borrower, and the Registrant
     **10.12   --Amended and Restated 7.25% Unsecured Promissory Note, dated
                July 20, 1999, by and between W. Kendale Southerland, as the
                Borrower, and the Registrant

     **10.13   --Amended and Restated 7.25% Unsecured Promissory Note by and
                between Ronald Leitch, as the Borrower, and the Registrant

     **10.14   --Employment Agreement, as amended, by and between the
                Registrant and Terence M. Leahy dated January 1, 1998

     **10.15   --Credit Agreement dated as of December 15, 1997, among Modus
                Media International, Inc. and Modus Media International
                Kabushiki Kaisha, as Borrowers, and the Banks named therein, as
                Lenders, as amended

   Exhibit No.                            Description
   -----------                            -----------
     **10.16   --Agreement dated January 20, 1999 between the Industrial
                Development Agency (Ireland), Modus Media International
                Kildcare and Modus Media International Holdings, Inc.

     **10.17   --Business Transfer Agreement dated December 28, 1998 by and between Modus Media International Kabushiki Kaisha and Sasatoku
                Donnelley Kabushiki Kaisha

     **10.18   --Amended and Restated Joint Venture Agreement dated January
                1999 by and between Modus Media International, Inc. and
                Sasatoku Printing Co. Ltd.

     **10.19   --Master Agreement dated November 11, 1998 by and among Modus
                Media International, Inc., the Korean management team of Modus
                Media International Korea, Ltd. ("MMIK") and MMIK

      +10.20   --Replication Agreement, dated September 1, 1999, by and between
                Microsoft Licensing, Inc. and Modus Media International, Inc.
       10.21   --7.34% Secured Non-Recourse Promissory Note dated September 15,
                1995 by and between Rory J. Cowan, as borrower, and Stream
                International, Inc.

       10.22   --1997 Class A Replacement Option Plan

       10.23   --1997 Class B Replacement Option Plan

      *11.1    --Statement re Computation of Earnings per Share

     **21.1    --Subsidiaries of the Registrant

       23.1    --Consent of Arthur Andersen LLP

      *23.2    --Consent of Hale and Dorr LLP (included in Exhibit 5.1)

     **24.1    --Powers of Attorney (see page II-5)

       27.1    --Financial Data Schedule

--------
*To be filed by amendment.

**Previously filed.

+ Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

   (b) Financial Statement:

   Schedule II--Valuation and Qualifying Accounts

                 Schedule II--Valuation and Qualifying Accounts

                                               Additions                Balance
                                    Balance at Charged to               at End
                                    Beginning  Costs and                  of
Description                         of Period   Expenses  Deductions    Period
----------------------------------- ---------- ---------- ----------    -------
                                                 (in thousands)
Allowance for Doubtful Accounts:
 Year ended December 31, 1997......  $ 4,909     $9,003    $ (6,799)(a) $ 7,113
 Year ended December 31, 1998......  $ 7,113     $2,776    $ (5,487)(a) $ 4,402
 Year ended December 31, 1999......  $ 4,402     $2,157    $ (1,300)(a) $ 5,179

Restructuring Reserve:
 Year ended December 31, 1997......  $39,744     $  --     $(28,076)(b) $11,668
 Year ended December 31, 1998......  $11,668     $  --     $(11,187)(b) $   481
 Year ended December 31, 1999......  $   481     $  --     $   (481)(b) $   --

(a) Uncollectible accounts receivable written off against the allowance, net of recoveries.
(b) Payments and other write-offs for restructuring costs.

   All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Restated Certificate of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westwood, Massachusetts, on this 18th day of January, 2000.

                                          MODUS MEDIA INTERNATIONAL HOLDINGS,
                                           INC.

                                                   /s/ Terence M. Leahy
                                          By: _________________________________
                                            Terence M. Leahy
                                            Chairman of the Board and
                                            Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Terence M. Leahy          Chairman of the Board of    January 18, 2000
______________________________________  Directors, and Chief
           Terence M. Leahy             Executive Officer
                                        (Principal Executive
                                        Officer)

         /s/ Richard M. Darer          Chief Financial Officer     January 18, 2000
______________________________________  (Principal Financial
           Richard M. Darer             Officer)

                  *                    Director                    January 18, 2000
______________________________________
         Linwood A. Lacy, Jr.

                  *                    Director                    January 18, 2000
______________________________________
          Jonathan S. Lavine

                  *                    Director                    January 18, 2000
______________________________________
           Mark E. Nunnelly


                  *                    Director                    January 18, 2000
______________________________________
           Robert F. White

      *By: /s/ Terence M. Leahy
______________________________________
           Terence M. Leahy
           Attorney-in-fact

                                 EXHIBIT INDEX

   Exhibit No.                            Description
   -----------                            -----------
       *1.1    --Form of Underwriting Agreement

      **3.1    --Amended and Restated Certificate of Incorporation of the
                Registrant, as amended

       *3.2    --Form of Second Amended and Restated Certificate of
                Incorporation of the Registrant, to be filed prior to the
                closing of this offering

      **3.3    --Amended and Restated By-Laws of the Registrant

       *3.4    --Form of Second Amended and Restated By-Laws of the Registrant,
                to be effective upon the closing of this offering

       *4.1    --Specimen common stock certificate

        4.2    --See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the
                Second Amended and Restated Certificate of Incorporation and
                Amended and Restated By-Laws of the Registrant defining the rights of holders of common stock of the Registrant

       *5.1    --Opinion of Hale and Dorr LLP

     **10.1    --Contribution Agreement, dated as of December 15, 1997, among
                Stream International Inc. (f/k/a Stream International Holdings,
                Inc.), the Registrant and Modus Media International, Inc.

     **10.2    --Tax Sharing Agreement, dated as of December 15, 1997, among
                Stream International Inc., the Registrant, Modus Media
                International, Inc., Corporate Software & Technology Holdings,
                Inc. and Corporate Software & Technology, Inc.

     **10.3    --The Registrant's 1997 Stock Incentive Plan, as amended

     **10.4    --Forms of Option Grants under the Registrant's 1997 Stock
                Incentive Plan

     **10.5    --The Registrant's 1999 Management Incentive Plan

      *10.6    --The Registrant's 1999 Employee Stock Purchase Plan

     **10.7    --Sublease, dated June 18, 1997, by and between The Travelers
                Indemnity Company and Stream International Inc., as amended

     **10.8    --Lease, dated December 19, 1994, between Lieboch Limited, R.R.
                Donnelley Ireland Turnkey Services Kildare and Allied Irish
                Banks, p.l.c.

     **10.9    --Lease, dated December 2, 1996, by and between Housing &
                Development Board and Stream International Pte Ltd., as amended

     **10.10   --Lease, dated December 3, 1994, by and between Novell, Inc. and
                R.R. Donnelley & Sons Company, as assigned by Assignment and
                Assumption of Lease, dated April 21, 1995, by and between R.R.
                Donnelley & Sons Company and Stream International Holdings,
                Inc., as amended

     **10.11   --Amended and Restated 7 3/4 Unsecured Promissory Note, dated
                March 7, 1997, by and between Terence M. Leahy, as the
                Borrower, and the Registrant
     **10.12   --Amended and Restated 7.25% Unsecured Promissory Note, dated
                July 20, 1999, by and between W. Kendale Southerland, as the
                Borrower, and the Registrant

     **10.13   --Amended and Restated 7.25% Unsecured Promissory Note by and
                between Ronald Leitch, as the Borrower, and the Registrant

   Exhibit No.                            Description
   -----------                            -----------
     **10.14   --Employment Agreement, as amended, by and between the
                Registrant and Terence M. Leahy dated January 1, 1998

     **10.15   --Credit Agreement dated as of December 15, 1997, among Modus
                Media International, Inc. and Modus Media International
                Kabushiki Kaisha, as Borrowers, and the Banks named therein, as
                Lenders, as amended

     **10.16   --Agreement dated January 20, 1999 between the Industrial
                Development Agency (Ireland), Modus Media International
                Kildcare and Modus Media International Holdings, Inc.

     **10.17   --Business Transfer Agreement dated December 28, 1998 by and between Modus Media International Kabushiki Kaisha and Sasatoku
                Donnelley Kabushiki Kaisha

     **10.18   --Amended and Restated Joint Venture Agreement dated January
                1999 by and between Modus Media International, Inc. and
                Sasatoku Printing Co. Ltd.

     **10.19   --Master Agreement dated November 11, 1998 by and among Modus
                Media International, Inc., the Korean management team of Modus
                Media International Korea, Ltd. ("MMIK") and MMIK

      +10.20   --Replication Agreement, dated September 1, 1999, by and between
                Microsoft Licensing, Inc. and Modus Media International, Inc.
       10.21   --7.34% Secured Non-Recourse Promissory Note dated September 15,
                1995 by and between Rory J. Cowan, as borrower, and Stream
                International, Inc.

       10.22   --1997 Class A Replacement Option Plan

       10.23   --1997 Class B Replacement Option Plan

      *11.1    --Statement re Computation of Earnings per Share

     **21.1    --Subsidiaries of the Registrant

       23.1    --Consent of Arthur Andersen LLP

      *23.2    --Consent of Hale and Dorr LLP (included in Exhibit 5.1)

     **24.1    --Powers of Attorney (see page II-5)

       27.1    --Financial Data Schedule

--------
*To be filed by amendment.

**Previously filed.

+ Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.